SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2015

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

Kwang Suk Shin

KT Gwanghwamun Building East

33, Jong-ro 3-Gil, Jongno-gu

463-711 Seoul, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: April 30, 2015
KT Corporation

By:	/s/ Youngwoo Kim
Name:	Youngwoo Kim
Title:	Vice President

By:	/s/ Jungsup Jung
Name:	Jungsup Jung
Title:	Director

ANNUAL FINANCIAL REPORT

OF

KT CORPORATION

(From January 1, 2014 to December 31, 2014)

(Translation of the Annual Report filed in Korean with the Financial Supervisory Service of Korea)

I. Corporate Generals

1. Corporate Purpose of KT Corporation

Business Objectives

1.	Information and communications business;

2.	New media business and internet multimedia broadcasting business

3.	Development and sale of software and contents;

4.	Sale and distribution of information communication equipment;

5.	Testing and inspection of information communication equipment, device or facilities;

6.	Advertisement business;

7.	Retail business via telephone, mail order or online;

8.	IT facility construction business and electrical construction business;

9.	Real estate and housing business;

9(1).	Business facilities management and business support service industry

10.	Electronic banking and finance business;

11.	Education and learning service business;

12.	Security service business (Machinery system surveillance service, Facilities security service, etc);

13.	Research and technical development, education, training and promotion, overseas businesses, and export and import, manufacture and distribution related to activities mentioned in Subparagraphs 1 through 12; and

14.	Frequency-based telecommunications services and other telecommunications services

15.	Value-added telecommunications business

16.	Manufacture, provision (screening) and distribution of contents such as musical records, music videos, movies, videos and games

17.	Issuance and management of pre-paid electronic payment instruments, and businesses related to electronic finance such as payment gateway services

18.	Sales and leasing of equipment and facilities related to the activities mentioned in Subparagraphs 14 through 17

19.	Any overseas business or export and import business related to activities mentioned in Subparagraphs 14 through 18

20.	Tourism

21.	(Deleted)

22.	New and renewable energy and energy generation business

23.	Health Informatics business

24.	Manufacture of communication equipment, device or facilities for military purpose

25.	Energy diagnostics business, professional business relating to energy conservation, and any and all other business in the field of energy use rationalization

26.	Any and all other activities or businesses incidental to or necessary for attainment of the foregoing.

2. History

A. Changes since Incorporation

(1) Date of Incorporation: December 10, 1981

(2) Location of Headquarters:

90 Bulljeong-ro

Bundang-gu, Seongnam-city

Gyeonggi-do 463-711

Korea

(3) Major Changes in KT Corporation

•	On March 27, 2009, KT Corporation (“KT”) signed a merger agreement with its mobile subsidiary KTF, in which KT held a 54.25% interest, and on June 1, 2009, the merger was completed.

•	At the annual shareholders’ meeting held on March 11, 2011, KT’s shareholders approved the addition of the health bioinformatics business to KT’s business objectives, which is a new emerging industry that integrates IT with genetic data information sequencing, computation, accumulation, and application. The shareholders also approved the addition of military communication equipment, devices and facility manufacturing to its business objectives.

•	Mr. Suk Chae Lee was reelected as the Chief Executive Officer (“CEO”) and President of KT at the annual shareholders’ meeting held on March 16, 2012.

•	At the annual shareholders’ meeting held on March 15, 2013, KT’s shareholders approved the addition of energy inspection, energy conservation, and the energy use rationalization business to KT’s business objectives.

•	Mr. Chang-Gyu Hwang was elected as the CEO and President of KT at the extraordinary general shareholders’ meeting held on January 27, 2014.

3. Total Number of Shares and Related Matters

A. Total Number of Shares

(As of February 5, 2015)	(Unit: Shares)
Category	Type of Shares
	Common Shares	Total
I. Total Number of Authorized Shares	1,000,000,000	1,000,000,000
II. Total Number of Issued Shares	312,899,767	312,899,767
III. Total Number of Shares Reduced	51,787,959	51,787,959
1. Reduction of Capital	—	—
2. Share Retirement	51,787,959	51,787,959
3. Redemption of Redeemable Shares	—	—
4. Other	—	—
IV. Current Number of Issued Shares (II – III)	261,111,808	261,111,808
V. Number of Treasury Shares	16,249,100	16,249,100
VI. Current Number of Issued and Outstanding Shares	244,862,708	244,862,708

B. Status of Capital Increase/Decrease

(As of February 5, 2015)		(Unit: Won, Shares)
Date of Shares Issued (Retired)	Type of Shares Issued (Retired)	Details of Issued (Retired) Shares
		Type	Number of Issued (Retired) Shares	Par Value per Share	Par Value of Issued per Share	Note
June 2, 2009	—	Common Shares	700,108	5,000	5,000	Issuance of new shares for merger

➢	For the merger with KTF, KT issued 700,108 new shares. As a result, the capital amount increased by Won 3.5 billion.

			(Unit: Won)
Category	Before Merger	Amount of Change	After Merger
Capital Amount	1,560,998,295,000	3,500,540,000	1,564,498,835,000

C. Acquisition and Disposal of Treasury Shares

(As of February 5, 2015)		(Unit: Shares)
Method of Acquisition		Type	Beginning of Term	Acquisition (+)	Disposition (-)	Retirement (-)	End of Term
Direct Acquisition	Pursuant to Article 165-2 of Securities and Exchange Act	Common Shares	17,221,575	16,418	988,893	—	16,249,100
		Preferred Shares	—	—	—	—	—
	Reasons other than Article 165-2 of Securities and Exchange Act	Common Shares	—	—	—	—	—
		Preferred Shares	—	—	—	—	—
Subtotal		Common Shares	17,221,575	16,418	988,893	—	16,249,100
		Preferred Shares	—	—	—	—	—
Indirect Acquisition (e.g. Trust Contract)		Common Shares	—	—	—	—	—
		Preferred Shares	—	—	—	—	—
Total		Common Shares	17,221,575	16,418	988,893	—	16,249,100
		Preferred Share	—	—	—	—	—

➢	The above “Beginning of Term” means as of January 1, 2014 and “End of Term” means as of February 5, 2015, which is the most recent date of shareholder registry.

➢	Details of acqusition of treasury shares from January 1, 2014 to February 5, 2015 are as follows.

(1) Acquisition of Treasury Shares

•	April 24, 2014 : Acquisition of treasury shares (16,418 shares) due to the cancellation of long-term incentives provided in 2010.

(2) Disposition of Treasury Shares

•	March 19, 2014 : As the merger of investment business division of KT Capital Co. by KT Corporation is completed, KT Corporation transferred treasury shares (986,787 shares) to KT Hitel Co. – shareholder of KT Capital Co. – as payment for the split off and merger. KT Hitel Co. disposed these treasury shares within 6 months to comply with the Fair Trade Act which monitors any undue financial support among companies of the same business group.

•	April 24, 2014: Disposition of treasury shares (2,106 shares) for FY2013 stock compensation for outside directors

D. Share Ownership Status of the Employee Stock Ownership Association

(1) Transactions with the Employee Stock Ownership Association

•	Not Applicable.

(2) Guidelines for Exercising the Voting Rights of the Employee Stock Ownership Association

•	Association Account: The Employee Stock Ownership Association exercises its voting rights in a manner that is in proportion to the number of association members who wish to exercise their voting rights.

•	Association Member Account: Employee Stock Ownership Association may exercise its voting rights only if (i) the association receives a request by an association member to exercise his voting rights with a minimum notice period of seven days or (ii) the association member chooses to delegate his voting rights to the association.

(3) Shares Held by the Employee Stock Ownership Association

(As of December 31, 2014)	(Unit: Shares)
Type of Account	Type of Shares	Balance at Beginning of Term	Term-End Balance
Association Account	Common Shares	33,878	33,878
Association Member Account	Common Shares	1,656,334	1,656,334

Total		1,690,212	1,690,212

4. Voting Rights

(As of February 5, 2015)
Category		Number of Shares	Note
Total Issued Shares (A)	Common Shares	261,111,808	—
	Preferred Shares	—
Shares without Voting Rights (B)	Common Shares	16,249,100	Treasury Shares
	Preferred Shares	—
Shares with Restricted Voting Rights under the Stock Exchange Act and Other Laws (C)	—	—	—
Shares with Reestablished Voting Rights (D)	—	—	—
Shares with Exercisable Voting Rights (E = A – B – C + D)	Common Shares	244,862,708	—
	Preferred Shares	—

5. Dividends and Related Matters

A. Dividends

KT determines its shareholder return policy by considering business performance and cash flow after completing its investment for long-term growth opportunities and retaining internal cash requirements. KT’s shareholder return policy is subject to change depending on its operating status and business environment.

B. Dividends Paid during the Past Three Fiscal Years

Category		FY2014	FY2013	FY2012
Par Value per Share (Won)		5,000	5,000	5,000
Net Profit of the Current Term (in Millions of Won)		-966,176	-60,251	1,105,439
Net Profit per Share (Won)		-4,316	-666	4,296
Year-end Cash Dividend (in Millions of Won)		—	195,112	487,445
Year-end Share Dividend (in Millions of Won)		—	—	—
Cash Dividend Propensity (%)		—	—	46.6
Rate of Return on Cash Dividend (%)	Common Shares	—	2.5	5.2
	Preferred Shares	—	—	—
Cash Dividend per Share (Won)	Common Shares	—	800	2,000
	Preferred Shares	—	—	—

➢	Net Profit, Net profit per share, Cash dividend propensity are based on consolidated result.

➢	Cash dividend propensity is calculated on a basis of Net Profit contribution to KT.

II. Business Details

1. Overview

A. Present Conditions of the Industry

(1)	Characteristics of the Industry

•	Telecommunication (KT, KT Sat, KT Powertel, Olleh Rwanda Networks Ltd.)

The telecommunication business usually involves businesses such as mobile communications, fixed-line telephony, line lease businesses and Internet Protocol Television (“IPTV”). The value chain in the telecommunication business begins from contents, platform, network and terminal. The convergence of fixed-line, wireless, and broadcasting telecommunications has increased and expanded to adjacent sectors. The traditional telecommunications business is increasingly evolving into services such as IPTV and advanced wideband LTE (“LTE-A”). However, competition in the Korean telecommunications industry is intense and each of the service areas (wireless, fixed telephony and high-speed internet) are experiencing stagnant growth.

Licenses are required within the satellite business in order to use orbital space and spectrum from the government and provide services to clients. KT currently owns three satellites and transponders, all of which KT purchased from foreign operators.

The Trunked Radio System (“TRS”) service, operated by KT Powertel, allows users to utilize limited spectrums for radio communication services. Approximately 320,000 subscribers are using iDEN services. The TRS service is expected to sustain its growth in the foreseeable future, mainly focusing on specific markets such as logistics and industrial sites.

Olleh Rwanda Networks constructs relevant network facilities in order to provide 4G LTE services in Rwanda.

Rwanda has an area 26,338 km2-a quarter of South Korean regions, with a population of 12million according to 2014 CIA research. The country has low fixed broadband penetration, with government and corporations as main user base. On the other hand, 3G mobile broadband penetration rate reached 23%, with 2,778,077 subscribers. As 3G mobile broadband subscribers base expected to expand further, KT and Rwanda government established Olleh Rwanda Network in order to create various ICT convergence value added services, based on 4G LTE networks and user expansions. The government of Rwanda gave ORN monopolistic rights regarding wholesale business. KT and Rwanda government constructs LTE networks through investments, and ORN sells traffic to MNOs and ISPs where those operators sell to end users as packaged items then.

•	Credit Cards Business (BC Card)

In 1982, five domestic banks (Chohung, Commercial, First Korea, Hanil, Seoul Trusts) established the Banks’ Credit Card Association (the predecessor of BC Card) and launched their card operations. Today’s credit card business structure was formed when the Credit Card Industry Act was enacted in 1987. In 2009, the government expanded possible credit card payment accounts that were limited to commercial bank’s accounts into financial investment company cash management accounts (“CMA”), which were allowed to issue CMA-based credit cards. The credit card industry has expanded the scope of its business as a result of the government’s credit card proliferation policy, which was designed to help the government correctly charge taxable income. Recently, the industry is reinforcing its risk management in order to enhance profitability.

•	Satellite Broadcasting Service (KT Skylife)

Since broadcasting services have become increasingly integrated into the telecommunication business, its value in the media industry has been re-prioritized. New broadcasting technologies such as digital conversion and broadband broadcasting have developed due to the convergence of broadcasting and telecommunication and are available to satisfy customer needs.

•	Car Rental Business (KT Rental)

Due to Korea’s per capita income increase, continuous economic growth, and the convenience of the car rental system, consumer interest in the rental car business, including interest within the government and corporate sectors, has demonstrated steady growth.

•	Media Contents (KT Media Hub)

The recent development of smart devices for media contents consumption allows users to enjoy contents seamlessly with the device of preference. KT Media Hub is focusing not only on the development of new media contents but also to optimize contents for mobile IPTV. KT Media Hub is also focusing to create a stronger synergy among KT’s media related subsidiaries and affiliates, such as KT Skylife, KTH, KT Music, Skylife TV and etc.

•	Auto Lease and Installment Financing (KT Auto Lease)

KT Auto lease offers its customers leased automobiles by charging certain rates for usage fees and interests. Financing allows users to pay for their automobiles on an installment basis.

•	Real estate development, rental and management (KT Estate)

Real estate development usually requires large scale capital investments and takes long period of time for profits to be realized. Although real estate development returns are usually high, it is also affected by many risks. Efficient management of real estate assets is also an important business portfolio for KT Estate.

•	Financing business (Smartro)

The VAN business involves linking credit card companies’ financing networks with large vendors and POS for credit card transactions. Although there are no regulatory barriers for financing the VAN business, certain network operation know-how is required.

•	Equipment and Related Product Wholesale (KTM&S)

Previously, telecommunication equipment distributions were agency oriented. However, recent telecommunication equipment distributions are moving toward direct channels and on-line channels as smartphones and emerging devices are becoming increasingly popular. As distribution practices are being more focused on direct channels, we are planning to improve differentiation through CRM and service quality enhancement.

•	Contents Distribution (KT Hitel)

The contents distribution business is growing due to increased demands for various N-Screen contents. Video contents are especially suitable for one-source-multi-use due to its ability of being recreated with more value added products. KT Hitel has the greatest number of rights for movie contents for the IP platform. KT Hitel also launched the T-Commerce business, which offers interactive shopping contents for TV viewers. We expect great growth potential from T-Commerce.

•	E-commerce (KT Commerce)

Companies increasingly prefer e-commerce business to business (“B2B”) provided that it allows for more efficient sales and purchasing procedures. A broker-managed e-commerce system commences once an order from the e-catalogue is placed and is followed by certain logistical procedures. B2B e-commerce offers purchasing companies greater efficiency, optimized processes and an integrated database system, while at the same time, offering selling companies with greater access to distributors of stable credit ratings.

•	Music contents (KT Music)

The music industry refers to the overall cycle of value creation for music contents, starting with composition, performance, publishing, copyrights, management, record labels, and public relations activities. With the rapid expansion of smartphones, since late 2009, there have been an increasing number of subscribers consuming music contents via their smartphone devices.

•	Submarine Cable Construction (KT Submarine)

KT Submarine provides cable construction and management services for telecommunication carriers. In addition to submarine cables for telecommunication carriers, KT Submarine also provides submarine construction for electricity providers. With increasing demands for electricity from China and Southeast Asian countries, the submarine power system is considered to be an ideal source of power to meet such demands.

•	Security and Guards (KT Telecop)

The security service business has been growing due to reasons such as an increase in gross domestic product (“GDP”), women’s social advancement, and the aging population. The security business has a high entry barrier and is not very susceptible to the economic cycle. Security services are provided for individual clients as well as corporate and governmental organizations for the security of personnel, equipment or other assets.

•	Lease and Corporate Loan (KT Capital)

Installment financing refers to lending capital to individual customers who purchase goods that are costly, such as automobiles, machinery or real estate, and charging monthly installments which includes principal and interest. Lease services refers to an agreement between two parties whereby one party allows the other to use his/her property for a certain period of time in exchange for a periodic fee. Most financing companies offer both installment financing and lease services.

•	Advertising (Nasmedia)

There are two main types of agencies for small-to medium sized advertising agencies, which are media representatives and agencies focused on creative directing. The online advertising market is growing most rapidly in the advertising market and has the most access to opportunities.

•	Software development and distribution (KT DS)

Korea’s IT servicing business has reached its peak. While new trends such as cloud services, big data, and open sources are receiving more attention from the market, the growth potential for these new services seems to be limited, as most of Korea’s corporations are trying to limit their budget for IT investments. As such, KT DS is looking to advance into the global market while tapping into IT-based convergence services.

•	(KT CS, KTIS)

KT CS business area comprises of contact center, 114 businesses, and merchandising business. KTCS contact center offers call centers to various firms, responsible for client firm’s customer satisfaction and their brand images. KTCS also provides 114 phone number information services. Merchandising business regards with sales of KT’s wireline and wireless products.

KTIS also offers contact center services, sales of advertisement and telecommunication services. Korea domestic demands for contact center are growing considering client firms’ outsourcing needs for call centers. We expect higher demands in the future, considering corporate employment policies, growing needs for professional customer services, and increasing burdens of pricey IT systems and facilities investment. KTIS sells KT’s wireline and wireless products.

(2) Growth of the Industry

•	Telecommunication (KT)

	(Unit: thousand persons)
Category	2014	2013	2012
Broadband internet Subscribers	19,199	18,738	18,253
Local Telephone Subscribers	13,939	17,620	18,261
Mobile Phone Subscribers	57,208	54,681	53,624
TRS Subscribers	332	368	384

•	Satellite Leasing Service (KT Sat)

The market size of the global satellite leasing industry is Won 15 trillion, and has grown at a rate of 9% per year as of 2013 level. Companies such as Intelsat, SES, Eutelsat, and Telesat are the incumbent dominant players in the market and competition among these companies remains intense. The market for the global satellite leasing industry will expand into South East Asia, Middle Asia, Africa, and Latin America.

•	Olleh Rwanda Networks LTD.

Current mobile operators passively respond to the needs for LTE products, as they are afraid of cannibalization with their 3G revenue. On the other hands, new entrants in Internet Service Providers face difficulty in 4G network sales due to lack of distribution channels available.

But under data explosion era, Rwanda voice would be replaced with data networks as many developed country experienced. And 3G networks capacity would not be able to hold increasing demands, increasing appeal for 4G networks, and ORN, a monopoly wholesale operator for LTE.

•	Credit card business (BC Card)

Until 2010, the credit card business grew explosively with the supportive policy of the Korean government. However, as overall levels of credit card users began to saturate and the decline of average credit card payments have escalated, the card business market is facing difficulties in securing sustainable growth.

•	Satellite Broadcasting Service (KT Skylife)

In the future, broadcasting and telecommunication operators will provide not only voice data and data with IPTV and voice-over-internet-protocol (“VoIP”), but will also offer interactive satellite and mobile services that integrate wireless and wireline characteristics.

Paid-TV subscriber trend
	(Unit: person)
Paid TV Market	Subscribers (No. of Lines)
	2014	2013	2012
Subscribers	29,574,822	27,640,859	25,269,752

Source: Paid-TV Providers

•	Online contents (KT Hitel)

The mobile internet market is growing rapidly with the proliferation of smartphones compared to the stagnant growth in the wired internet industry. The IPTV platform, another emerging screen, is growing with a subscriber base of 8.5 million as of the end of 2013. The robust growth of the IPTV platform will generate an explosive demand for contents such as movies, dramas, and animation. Meanwhile, T-commerce was launched as a new shopping platform.

•	Security and Guards (KT Telecop)

The domestic security industry is affected by developments in electronics, computers, the internet, and the telecommunications and film industries and more value-added products are being introduced into the market. With an expectation that disposable income will continue to grow, the relevant security industry should continue to yield stable growth in the coming years.

•	Car Rental Business (KT Rental)

The domestic car rental market has shown stable growth along with an increase in car sales. The percentage of rental cars compared to registered vehicles has been maintained above 2%. Considering the past growth trend and expected increase in per capita income, the portion of rental cars to registered vehicles will increase steadily.

Numbers of registered vehicles and rental cars in Korea	(Units: 1,000, %)
	2014	2013	2012
Number of registered vehicles	20,120	19,400	18,870
Number of registered cars	15,747	15,078	14,577
Number of registered rental cars	459	371	325
Growth rate of registered rental cars	23.7%	14.2%	12.5%
Rental cars to registered cars ratio	2.9%	2.5%	2.2%

Source: Ministry of Land, Transport and Maritime Affairs / Korea Rent-A-Car Association

•	Media Contents Business (KT Media Hub)

The IPTV service has become the main media services platform in Korea and continues to expand in its presence.

(a) IPTV Subscriber

(unit : Thousand)	2014	2013	2012
# of users	10,859	8,613	6,310

•	Lease and Corporate Loan (KT Capital)

(a) Lease Items

	(Unit: Won billion)
Items	2014 3Q	2013	2012
Industrial machinery	15,787	21,771	21,199
Transportation equipment	61,631	67,297	62,886
Medical devices	6,853	9,769	9,225
Pollution prevention equipment	0	7	0
Equipment for Science and Technology	3,235	3,739	5,402
Telecommunication Equipment	346	1,249	1,276
Industrial equipment for distribution	232	343	206
Other	1,896	3,891	2,433

Total	89,980	108,066	102,627

Source: Credit Finance Association (4Q 2014 data unpublished)

(b) Installment Finance

	(Units: Won billion, thousand items)
	2014.3Q	2013	2012
Durables	93,010	107,176	91,692
Housing	2,355	4,643	4,196
Machinery	3,698	5,072	6,295
Others	1,328	1,212	1,325
Sum	100,391	118,102	103,508

Source: Credit Finance Association (4Q 2014 data unpublished)

•	Real estate development, rental and management (KT Estate)

As Korea’s birth rate continues to decline, less of the population will prefer to own properties. We expect to see an increase in demand for housing rental over purchasing small-sized households.

•	Information Service (KT CS, KTIS)

Contact center service is expected to grow in the near future. Because of increasing cost burdens for client firms these days, various sectors increase their needs for outsourcing from professional. Client base not only include finance, telecommunications, but also manufacturing, construction and public utilities. 114 information area face downsizing trend as information technology develops and internet penetration rate increases.

(3) Characteristics of Market Fluctuations and Seasonality

•	Telecommunication (KT, KT Sat, KT Powertel, Olleh Rwanda Networks LTD)

The demand for communications services does not fluctuate widely with economic conditions due to the fact that such services are regarded as a necessity in modern life. However, if the Korean economy slows and per capita income declines, it could have an adverse impact on KT’s business activities.

(A) KT Powertel

•	KT Powertel is not affected directly by seasonality and fluctuations.

(B) KT Sat

•	Transponder leasing - one of KT Sat’s major services – typically has a five-year (or longer) contract with its clients. As a result, KT Sat is not susceptible to seasonality and market fluctuations. Transmissions of video contents for government and data transmission are not affected by market fluctuations or seasonality. However, B2B services and mobile satellite service are sensitive to market conditions.

(C) Olleh Rwanda Networks, LTD

•	Developing countries like Rwanda tries to reduce IT service differences amongst classes, so we expect less effect from seasonality and fluctuations.

•	Credit Cards Business (BC card)

The credit card industry is a typical domestic business which is highly affected by the private consumption trend and overall economic conditions.

•	Satellite Broadcasting Service (KT Skylife)

The paid-TV market is perceived to be a necessity. Unless there is a severe economic downturn, the customer churn rate will be relatively stable. Moreover, the revenue from paid-TV services is based on monthly subscription fees, which are not impacted by seasonality.

•	Car Rental Business (KT Rental)

Korea’s domestic auto rental market is focused largely on long term rentals for corporate clients. The short-term rental market has also shown growth potential as there is an increased interest in leisure activities. The short-term rental market (less than one-year rental) generates more than 6% of its revenue in the summer due to a huge demand for vacation related purposes.

•	Media Contents (KT Media Hub)

The media market has less correlation with seasonality than other businesses.

•	Auto Lease and Installment Payment Financing (KT Auto Lease)

Although lease financing is not typically impacted by seasonality, KT Auto Lease is partly affected by market conditions as some of its clients are corporate in nature and are susceptible to budgets and economic cycles.

•	Real estate development, rental and management (KT Estate)

The real estate market is heavily dependent upon cyclical movements of the economy.

•	Human Resource Management (HNC network)

After the economic crisis of 1997, many of our human labor services have been outsourced and has expanded to other labor centric operations such as call centers, hotel room cleaning services, and hospital cooking services.

•	Network Securities (Initech Corp)

The information security market is affected by market conditions. For example, the economic downturn causes companies to cut down their budget for IT services and such services are less prioritized than other IT systems. However, as recent information leakage incidents are reported from across various industries (finance institutions, government organizations, and corporations) awareness as to the importance of information security has greatly increased.

•	Finance Services (Smartro)

The VAN industry is directly correlated to the amount of credit card usage, and is therefore sensitive to consumption levels and market trends, and other factors related to consumption such as weather conditions, days in a month and types of affiliates (gas station, convenient store, or restaurants).

•	Equipment and Related Product Wholesale (KTM&S)

Communications services are regarded as necessities, and are relatively less sensitive to market fluctuations and seasonality than other industries. However, distribution channels tend to react negatively to the introduction of new handsets, new technology, and trend changes.

•	Contents Distribution (KT Hitel)

The contents market is less sensitive to seasonal factors than other businesses, with the dissemination of a variety of platforms and N-screen services. Typically the first and third quarters of a year are more profitable as a result of school breaks. However, after considering recent trends, the market appears to be more affected by content line-ups rather than factors related to seasonality. The T-commerce market is less sensitive to market trends and seasonality than other shopping methods due to the fact that the service is not limited to time, space, and payment methods.

•	E-commerce (KT commerce)

E-commerce is less sensitive to seasonality than normal commerce transactions as demand for E-commerce increases due to efficient purchases.

•	Music contents (KT Music)

The music contents business has grown with the expansion of smartphones and is not influenced heavily by seasonality.

•	Submarine Cable Construction (KT submarine)

The submarine cable construction business is influenced by the investment strategy between KT and the foreign communication infrastructure operators. KT Submarine’s business is linked with the infrastructure investment environment in China and other countries in the region.

•	Security and Guards (KT Telecop)

The security business is less sensitive to economic fluctuations due to the conservative nature of the security business. However, domestic economic slowdowns and price competition may adversely affect the growth outlook.

•	Lease and Corporate Loan (KT Capital)

Seasonality in the credit financing industry is not clearly evident, however, lease and installment payment markets are affected by the macro economy. The new financing market is not impacted by seasonality.

•	Advertising Business (Nasmedia)

The advertising market is often viewed as the barometer of economic cycles and is highly affected by economic conditions. Revenue derived from advertising tends to show an N-pattern every year. Corporations usually reduce monthly advertisements from January to February and from July to August and increase spending for advertising from April to May and from September to year-end.

•	Software development and distribution (KT DS)

The public IT sector is more heavily influenced by government policy than the market environment. The private IT sector is affected by the amount in investments it receives.

•	Information Service (KT CS, KTIS)

Contact center service shows little dependency upon seasonality and market fluctuations. Previous economic recessions force various companies to face higher competition so that corporation today need cost reduction for survival. For strategic positioning, many of today’s corporations choose outsourcing various in house functions to professionals, and this sector has no further replacement except for KT CS and KTIS contact center.

114 information businesses does not affected by market fluctuations directly. Rather, this area has higher dependencies upon seasonality, weather, and domestic events such as World Cup or Olympics. Merchandising advertising products traditionally depends upon GDP and economic conditions. Merchandising products regarding telecommunication services does not be influenced heavily by economic cycles as telecommunications services are regarded as necessities.

(4) Competition

•	Telecommunication (KT)

(a) Competing Companies

•	Local calls: SK Broadband, LG U+, etc.

•	Long distance calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	International calls: SK Broadband, SK Telink, LG U+, Onse Telecom, etc.

•	Broadband internet: SK Broadband, LG U+, Service Operators (cable TV & relay wired broadcasting operators)

•	Mobile telecommunications: SK Telecom, LG U+, etc.

•	Internet telephones (VoIP): SK Broadband, SK Networks, SK Telink, Samsung Networks, LG U+, etc.

•	IPTV: SK Broadband, LG U+

•	Mobile internet (WiBro): SK Telecom

(b) Market Entry Requirements

•	Communication service providers: business operations must be approved by the Korea Communications Commission.

•	Specific telecommunications service providers: registration is required.

•	Value-added telecommunications service providers: reporting is required.

(c) Factors of Competition

•	Service fees, product quality, marketing power, brand value and competitiveness of the distribution channel, etc.

•	KT Sat

KT Sat is the only satellite operator in South Korea and competes with other global satellite operators for the satellite transponder leasing business. As for the domestic internet and broadcasting business, KT Sat competes with other fixed-line service providers in Korea.

•	KT Powertel

KT Powertel aims to expand its market share by taking advantage of the TRS’ uniqueness as an alternative for mobile services.

•	Olleh Rwanda Networks LTD

4G LTE networks provide overall wireline and wireless services. For example, this network can offer smartphone, mobile routers, modems for home use, so that ORN face previous operators for this area as competitors. And especially for current mobile operators in Rwanda do not actively engage in 4G network sales, because they thought 4G network as a threat for their 3G revenues.

•	Credit Cards Business (BC Card)

(a) Competing Companies

•	Samsung Card, Hyundai Card, Lotte Card, Shinhan Card, Kookmin Card, Woori Card, KB Card and Hana-SK Card.

(b) Market Entry Requirements

•	Not applicable.

(c) Factors of Competition

•	The number of member card issuers, the number of card transactions, member stores, and the number of issued cards.

•	Satellite Broadcasting Service (KT Skylife)

(a) Competing Companies

•	The terrestrial broadcasting service includes radio, television and terrestrial DMB. As of the end of 2013, there are 32 broadcasters in Korea. The paid-TV market is segmented by operators such as cable operators, satellite broadcasters and IPTV providers. Cable operators are again divided into cable TV operators and relay wired broadcasting operators. In 2012, the number of cable TV operators decreased from 94 to 92. The number of relay wired broadcasting operators also decreased from 97 to 78, declining from 638 relay wired broadcasting operators in 2001 due to M&A or liquidation of business.

•	KT Skylife is the sole provider of satellite broadcasting service in Korea and launched its service in March 2002. TU Media launched its service in May 2005, merged with SK Telink in November 2010 and terminated its service on August 31, 2012.

•	The IPTV service was first commercialized in January 2009 after receiving a license in September 2008. Currently, there are three IPTV service providers – KT (olleh TV), SK Broadband (B TV) and LGU+ (LG U+ TV). The IPTV service is regulated by different regulations from those of the cable TV business and the satellite broadcasting business.

(b) Market Entry Requirements

•	Regulation is one of the main entrance barriers in the paid-TV market. Paid-TV regulations mainly refer to the ownership, contents and technologies.

(c) Factors of Competition

•	Some major competing factors are channel availability, advertising and program production. Securing a meaningful market share is also crucial for IPTV providers to be successful. Additionally, market share, vertical integration and the regulatory environment are other important aspects in a competitive environment.

•	Car Rental Business (KT Rental)

Currently, the car rental market players are divided into two groups; 1) nationwide mid-to-large-sized enterprises supported by large companies; or 2) companies which are consolidated through M&A. The second group of companies are usually small companies operating on a local base only. The first group’s market share has been on a rising trend and the top 5 companies are expected to further expand their market shares. Since the merger with Kumho Rent-a-Car, KT Rental holds the biggest market share.

Rental of measurement equipment has been another main business portfolio. The Korean rental market is considered to be an oligopoly with KT Rental, Korean Rental and Aju Rental representing 88% of the market share. Currently, the demand for rental cars is increasing as 4G LTE repeater production and demand for smartphones are increasing.

•	Media Contents (KT Media Hub)

Media Hub is competing with other IPTV service operators (SK Broadband, LG U+), as well as CATV service providers (CJ HelloVision, T-Broad) and etc. KT Media Hub possesses its competitiveness in video on demand (“VOD”) services, duplex services, Smart TV and N-screen services.

•	Auto Lease and Installment Financing (KT Auto Lease)

In order to enter the leasing and financing business, capital amount, credit level, liquidity, and risk management ability must meet the standards set by the Korean Finance Supervisory Services. However, the leasing business has a low entry barrier compared to other financing sectors.

•	Real estate development, rental and management (KT Estate)

Real estate development and the rental and management business are sensitive to real estate market conditions.

•	Human Resource Management (HNC network)

Currently, many firms prefer to outsource certain operations to agencies specializing in human resources. However, many companies have standards when selecting human resources agencies such as customer scale, experience, and reputation and these internal standards often create entrance barriers for new human resources agencies.

•	Network Securities (Initech Corp)

There are 166 listed members of the Korea Information Security Industry Association as of the end of 2013. Although the information security business is highly segmented, the market is considered to be quite competitive. Initech’s main business - Public Key Infrastructure – currently operates 17 companies in the market, however, only three or four companies are directly competing with each other.

•	Financial Services (Smartro)

For the VAN industry, competitiveness is based on the availability of stable IT support, provision of solutions, and service infra that could connect diverse franchise networks.

•	Equipment and Related Product Wholesale (KTM&S)

(a)	Competing Competitors

•	External competitors: PS&M, SK Networks, APR (Apple Premier Reseller), Pantech Lots, Samsung mobiles, etc.

•	Internal competitors: KTCS, KTIS, etc.

(b)	Factors of Competition

•	Acceleration of LTE competition, pressure to reduce monthly telecommunications fees, entrance of distribution companies into MVNO market, etc.

•	Contents Distribution (KT Hitel)

There is no available data to gauge the level of competition in the contents market. As for T-Commerce, there are four competing operators, excluding home shopping. It is possible that more operators will participate in the market and the increase in competitors is a sign of market expansion.

•	E-commerce (KT Commerce)

(a)	High barriers to entry

•	Generally the B2C e-commerce market does not have high entry barriers because entry costs are comparatively low, as there are no huge investments for machinery or equipment. On-line shopping malls usually require just a few million Korean won to start a business. However, B2B e-commerce requires entrants to have specialized knowledge of website development, industry, and transactions. Furthermore, B2B e-commerce should have an ERP system or infrastructure in advance to start. Compared to B2C, B2B e-commerce has higher barriers to entry with respect to technology and marketing.

•	Music contents (KT Music)

As smart devices become more widely used, the consumption of digital music increases. In order to quickly respond to such a change, the capability of service design and development is becoming more important.

•	Submarine Cable Construction (KT Submarine)

The submarine cable construction market has no competitors domestically. In South Korea, KT Submarine is only one provider with vessel maintenance and related service facilities. For the overseas projects, Nexans, Presmian, ABB, JPS, and VISCAS are the major players.

•	Security and Guards (KT Telecop)

The Korean security market is currently dominated by three companies: KT Telecop, S1 and ADT Caps. The entrance barriers in the security industry are government regulations, brand power, security network infrastructure and nationwide mobilization capacity.

•	Lease and Corporate Loan (KT Capital)

According to the Credit Finance Act (Article 5-1), credit financing companies are required to meet certain mandated criteria such as a minimum capital amount (Won 20 billion for up to two credit financing companies and Won 40 billion for three and more), capital adequacy, prudent credit limit, liquidity and risk management. Nevertheless, entry barriers into the credit financing industry are fairly low compared to other financial industries such as banking, insurance and credit card markets. However, except for auto loans, the current domestic credit loan market is not sizable enough and many small players are competing for market share, resulting severe competitions.

•	Advertising Business (Nasmedia)

(a) Competing Competitors

•	Online Advertisement: Mezzomedia, DMC Media

•	Digital Media Advertisement (IPTV): Incross, Dartmedia

•	Digital Interior Advertisement (SMRT): Jeonhong, Yujinmetro

(b) Market Entry Requirement

•	IPTV Advertisement Provider: business operations must be approved by the Korea Communications Commission

•	Digital Interior Ads: business operations must be approved by district borough office

(c) Factors of Competition

•	Media planning capacity, negotiation skills, advertisement effect measurement and analysis systems, quality of proposals, and etc.

•	Software development and distribution Advertising Business (KT DS)

IT service core competency includes understanding of customized client biz process, IT system operating experiences, rapid program developing capacities. Global software products such as Oracle, SAP already possess high market share, stability and compatibility. And this current dominant market player’s stable market position works as market barriers for new IT service expansions.

(5) Relevant Laws and Government Regulations

(a) Relevant Laws

•	Telecommunications policy-related laws: Telecommunications Basic Act, Telecommunications Business Act (total 7)

•	Radio and broadcasting policy-related laws: Radio Regulation Law

•	Information related laws: Promotion of Information and Communication Basic Act (total 9)

•	Broadcast related laws: Broadcasting Law, internet Multimedia Broadcasting Business Law (IPTV related), etc.

(b) Government Regulations

•	The Korea Communications Commission is responsible for managing the convergence between broadcasting and communications, as well as assuring their independence and role of providing public services. The commission is also responsible for issuing relevant licenses, permits, approvals, policy enactments and other matters relating to the promotion of broadcasting and communications and the enhancement of their global competitiveness.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

B. Current Status of the Company

(1) Market Characteristics and Classification of Businesses

(a) Market Characteristics

•	Telecommunication (KT, KT SAT, KT Powertel, Olleh Rwanda Networks Ltd.)

The Korean telecommunications market is currently experiencing stagnant growth as major services, including fixed-line telephony, broadband internet and mobile communications, have reached maturity, caused in part by intense competition in the industry. KT is also facing a difficult business environment with fixed-mobile substitution, emergence of internet telephone (VoIP), and price and subsidy competition. Despite the unfavorable economic environment, KT has made continuous efforts to promote cost-cutting measures and innovate customer values. In order to communicate with customers efficiently, KT introduced its new brand name “olleh.” As a result, KT has maintained 8,130 thousands of its broadband subscribers, 13,710 thousands of its PSTN subscribers (Including Premises /Excluding DID) and 17,330 thousand of its mobile subscribes as of the end of 2014.

Considering the highly saturated mobile phone market in Korea (113.5% penetration rate with 57,210 thousands subscribers as of the end of 2014), growth potential by adding new subscribers or raising voice service pricing is limited. In such an environment, however, the mobile data business is considered to be a growth engine.

In late 2009, KT successfully switched the paradigm of the mobile competition from a voice centered market to data-centered services by introducing Apple’s iPhone to the Korean market and enhanced its competitiveness by introducing emerging devices including the iPhone 4 and iPads. KT’s initiatives led to a smartphone penetration rate of 12.42 million (72% of KT’s mobile subscribers) as of end of 2014 and our LTE subscribers had a penetration rate of more than 10 million as of September 12, 2014. In order to promote data usage, KT increased the data volume provided for mobile subscribers by utilizing its 3W (WCDMA, WiFi, WiBro) networks.

In the PSTN business, KT owns 81.0% of market share as of the end of 2014 with its high brand value and loyalty to customers. However, as KT’s competitors began introducing fixed-mobile bundle services with competitive pricing, KT’s PSTN revenue has been declining steadily. Nevertheless, KT has been trying to mitigate the decline in revenue through various pricing plans and by providing valuable customer services through the CRM system.

In the broadband internet arena, KT will aim to improve its customer value and marketing power by continually providing Fiber-To-The-Home (“FTTH”) services.

KT Sat was spun off from KT on December 1, 2012, and recorded an average growth rate of 8% for three years in a row. KT Sat provides transponder leasing, broadcasting, video distribution and data communications services through our satellites.

Although TRS services require at least two people to subscribe, KT Powertel’s TRS allows consumers to save in investment costs by offering a customized network through a public network. TSR is absorbing demands to substitute mobile communication services for certain companies and the growth forecast appears to be steady.

Olleh Rwanda Networks Ltd., which has an exclusive wholesale business license for the 4G data technology, gives the existing mobile carriers and ISPs a same opportunity to build a 4G retail business. Olleh Rwanda Networks Ltd. try to expand the internet service (retail) with Rwanda government’s ICT supporting policy and the data market growth trend.

•	Credit Cards Business (BC Card)

BC Card’s main business is in the acquisition of credit card issuers and in issuing credit cards on behalf of client credit card issuers. In addition, BC Card provides money transfers, insurance, telecommunication sales and travel services to its cardholders.

•	Satellite Broadcasting (KT Skylife)

KT Skylife has been leading the paid TV market with its competitive edge in HD channels and providing hybrid services through IPTV. Competition over subscriber acquisition is expected to be intensified as more players in the paid TV market are providing bundling products with mobile, internet, IPTV, and satellite broadcasting services.

•	Car Rental Business (KT Rental)

Currently, there are many smaller companies in the car rental business as the market entry barrier is low. Almost every year, there are new entrants in the market. As a result, the competition in the car rental market is very severe and the rental pricing is adversely affected. Auto lease companies also exist to act as a substitute for the car rental business. Moving forward, the market is expected to expand around companies that are able to provide nationwide branch offices, brand awareness and value added services.

•	Media Contents (KT media hub)

KT obtained right to operate its IPTV business in September 24, 2008 and KT media hub launched its IPTV services with live channels on November 17, 2008. KT’s IPTV subscribers are recorded at 5.86 million as of the end of 2014, representing 54% of total IPTV subscribers in Korea. Olleh TV Mobile provides live TV channels and VOD contents on mobile handsets. KT media hub also records advertising revenue from interactive ads and pre-play ads on IPTV, and outdoor billboard ads and screen ads in subway stations.

•	Auto Lease and Installment Financing (KT Auto Lease)

KT Auto Lease offers financing services in order to help customers lease vehicles more easily. Although the vehicles are used as collateral, the KT Auto Lease business is typically considered to be high risk and high return in nature due to the fact that the business is based on the credibility of customers.

•	Real estate development, rental and management (KT Estate)

KT Estate has expanded its business portfolio into real estate development and rental and real estate management after receiving investment in kind of 95 major real estate assets from KT on December 1, 2012. As a real estate consulting company, KT Estate expanded their business portfolio to lease and development business areas. KT Estate established a complex development master plan for the Dongdaemun & Busan telecommunication office and Yeongdeungpo 2-cha rental house.

•	Human Resource Management (HNC network)

The labor outsourcing business has limited growth as the market is highly competitive. Furthermore, large companies establish their subsidiaries and outsource 100% of the work to internalize revenue and costs through consolidated financial statements.

•	Network Securities (Initech Corp)

Initech provides Public Key Infrastructure (“PKI”), which is the most fundamental security infrastructure for securing identification and transaction safely. Accordingly, PKI-based solutions have been provided not only to financial companies but to other companies and public institutions as well. Increasing the awareness of personal information protection is expected to expand the demand for such security services to individual customers.

•	Financial Business (Smartro)

As more customers are using their credit cards to make purchases, the usage rate and the volume of credit card transactions have greatly increased. Moreover, credit card transactions are provided through a variety of processes using open webs, HTML5, AJAX, and diversified UX designs online.

•	Equipment and Related Product Wholesale (KTM&S)

Data communication equipment distribution is moving from an agency and local store-oriented business to direct management channels. The market is expanding to include a general telecommunication service supply market from a simple product selling market. KT M&S has made sustainable growth and focused on margin improvement. KT M&S currently manages approximately 2,803,000 mobile subscribers and approximately 837,000 fixed-line subscribers.

•	Contents distribution (KT Hitel)

Increased integration between broadcasting and telecommunications is eliminating boundaries between the two business sectors. Moreover, the media market is moving towards a more contents based business over a platform-based business. Further, the T-commerce market has considerable growth potential as it has both the characteristics of home-shopping and internet-shopping.

•	E-commerce (KT Commerce)

KT Commerce is a leading B2B e-commerce business and is considered to be an “intermediary B2B e-commerce” under the National Statistical Office’s categorization. B2B industry e-commerce was introduced to Korea in the year 2000 as purchasing procedures were being carried out online. KT Commerce conducts overall business activities from purchases to management and offers clients with efficient purchasing services.

•	Music Contents (KT Music)

The digital music market has grown since smartphones were introduced to Korea in the year 2009 along with the expansion of fixed-line internet services. Unlike feature phones that would provide various music services on a limited basis because of the expensive data service fee, smartphones enabled users to receive music services at no cost through Wi-Fi, 3G, and LTE networks. Consequently, in this environment, the digital music market faced a turning point and is continuing to grow.

•	Submarine Cable Construction (KT Submarine)

The submarine cable construction market is usually made up of telecommunication operators’ consortiums that share any expenses. However, recently each submarine cable companies are starting to operate independently. These submarine cable companies receive orders from telecommunication operators and construct submarine cables with their own vessels. Meanwhile, the submarine cable construction method has also changed. Multiple ships are deployed for bulk cable construction in order to implement new technology more quickly. Accordingly, it currently takes approximately two years for the full process of oceanographic investigation to complete, which would have taken approximately five years to complete in the past.

•	Security and Guards (KT Telecop)

Security companies have focused on price competition as an attempt to increase its market share. It is expected that quality centric competition, rather than price driven competition, will intensify. We anticipate the launch of numerous products and additional services. KT Telecop provides personnel guard, CCTV and access control through machinery security, either independently or as an integrated package. It also provides BMS services in connection with a customer’s ERP system. Based on these services, KT Telecop is pursuing differentiated strategies by expanding its video security and in-building and FM businesses.

•	Lease and Corporate Loan (KT Capital)

KT Capital has been offering various machinery leases and other financing services. Installment financing mainly involved automobiles; however, KT Capital has recently expanded its business to include installment financing for construction machinery as well. As for the synergy project with KT, based on its assets, KT Capital has a broad range of businesses in various sectors such as investments for new technology. Further, KT Capital is expanding into credit financing businesses, including financial lease and IT venture investment.

•	Advertisement (Nasmedia)

Internet advertisement has the characteristics of “customer-targeted” and “interactive information.” Since its unit price is low, small to medium enterprises prefer internet advertisement. In addition to growth from online advertisement, mobile advertisement is also expected to grow with the proliferation of smartphones, tablets, and new telecommunication devices. Although the mobile advertisement market is still fairly small compared to the online advertising market, it is expected to grow significantly.

•	Software development and distribution (KT DS)

Although system operations and the maintenance business has faced difficulty with respect to growth, KT DS is working to improve efficiency through cost saving strategies.

•	Telephone number guide business (KT IS, KT CS)

KT IS and CS have been offering customer service for KT by regional groups and 114 telephone number guide service.

(b) Operations Subject to Disclosure

KT’s main area of business is the telecommunications sector as classified by the Korea Standard Industry Code.

(2) Market Share

•	Telecommunication (KT, KT Powertel)

Category	Operator	Market Share (%)
		2014	2013	2012
Local Telephone (Number of Subscribers)	KT	81.0	81.5	82.8
	SK Broadband	16.1	15.6	14.5
	LG U+	2.9	2.9	2.7
Mobile Telephone (Number of Subscribers)	KT	30.3	30.1	31.5
	SK Telecom	50.0	50.0	50.6
	LG U+	19.7	19.9	17.9
Broadband internet (Number of Subscribers)	KT	42.3	43.1	44.0
	SK Broadband	25.1	24.4	24.1
	LG U+	15.7	15.6	15.0
	Service Operators	16.9	16.9	16.9
TRS (Number of Subscribers)	KT Powertel	98.6	98.6	98.6
	Regional operators	1.4	1.4	1.4

➢	The above data was provided by the Ministry of Science, ICT and Future Planning (www.msip.go.kr).

➢	Broadband internet market share of SK Broadband includes SK Telecom’s resale subscribers.

•	Satellite Business (KT Sat)

There is no national market share information. However KT Sat, which has satellite, is the only one player in Korea and the global market share is approximately 1.1%.

•	Data Wholesale Business (Olleh Rwanda Networks Ltd.)

Olleh Rwanda Networks Ltd has an exclusivity in 4G data wholesale business, so the 4G data market share is 100%

•	Credit Cards Business (BC Card)

Category	2014	2013	2012
Card transaction M/S	26.6%	25.9%	25.0%

➢	Source: BC Card’s internal data

•	Satellite Broadcasting (KT Skylife)

Paid-TV market share (December 31, 2014)
Companies	Digital Market		Analog Market	Total Paid TV
	Subscriber	M/S	Subscriber	Subscriber	M/S
- T-broad	1,541,156	7.0%	1,761,748	3,302,904	11.2%
- CJ Hello Vision	2,505,491	11.4%	1,710,015	4,215,506	14.3%
- CNM	1,583,425	7.2%	795,756	2,379,181	8.0%
- CMB	168,921	0.8%	1,327,317	1,496,238	5.1%
- Hyundai HCN	679,045	3.1%	681,915	1,360,960	4.6%
Total MSO	6,478,038	29.4%	6,276,751	12,754,789	43.1%
Minor SO Total	652,055	3.0%	1,269,814	1,921,869	6.5%
SO Total	7,130,093	32.4%	7,546,565	14,676,658	49.6%
Satellite broadcasting	4,261,123	19.3%		4,261,123	14.4%
KT	5,859,000	26.6%		5,859,000	19.8%
SK	2,828,841	12.8%		2,828,841	9.6%
LG U+	1,949,200	8.8%		1,949,200	6.6%
IPTV Total	10,637,041	48.3%		10,637,041	36.0%

Total	22,028,257	100.00%	7,546,565	100.00%	100.00%

➢	Skylife and KT subscribers: 2.23 million hybrid product(OTS) subscribers double-counted

➢	Sources: Cable - KCTA, Satellite broadcasting - Subscriber data submitted to KCC, IPTV - Company IR data.

•	Media Contents (KT Mediahub)

		(unit:1,000)
Category	Company	Subscriber
		2014 3Q		2013		2012
		Subscriber	M/S	Subscriber	M/S	Subscriber	M/S
Olleh TV	Kt	5,860	54.0%	4,968	57.7%	3,847	60.9%

•	Car Rental Business (KT Rental)

Major car rental companies and market share status
	(Unit : each)
Companies	End-2014		End-2013		End-2012
	Number of Cars	M/S	Number of Cars	M/S	Number of Cars	M/S
KT Rental	122,220	26.6%	91,668	24.7%	72,861	22.40%
AJ Rent-A-Car	58,300	12.7%	50,200	13.5%	46,741	14.37%
Hyundai Capital	41,688	9.1%	35,832	9.9%	32,024	9.84%
SK Network	32,923	7.2%	22,446	6.0%	15,944	4.9%
Red Cap Tour	15,350	3.3%	11,322	3.48%	11,322	3.48%
Samsung Card	10,059	2.2%	10,059	2.7%	8,736	2.7%
Amazon	12,173	2.7%	10,051	2.7%	7,799	2.4%
Dongbu Express	6,594	1.4%	6,045	1.6%	5,706	1.8%
Kia Motors	4,540	1.0%	4,520	1.2%	5,647	1.7%
Others	155,181	33.8%	126,764	34.1%	118,554	36.4%

Total	459,028	100.00%	371,821	100.00%	325,334	100.00%

➢	Source: Korea Rent-A-Car Association

•	Equipment and Related Product Wholesale (KTM&S)

	(unit : person)
Category	New Subscriber
	2014	2013	2012
Wireless (new activation)	1,298,168	1,167,739	956,637
Wireline (new activation)	379,207	244,495	184,057

➢	Source: KT M&S Internal Data

•	Security and Guards (KT Telecop)

Category	Company	Market Share (%)
		2014	2013	2012
Revenue	KT Telecop	10.78	12.68	16.95
	S1	67.92	61.81	57.61
	ADT caps	21.30	25.51	25.44

➢	Source: Financial Supervisory Service, Electronics Disclosure System (dart.fss.or.kr)

•	Lease and Corporate Loan (KT Capital)

Market share information may be misleading as there are numerous players such as banks, securities firms and credit financing firms in the leasing and corporate loan markets.

•	Advertisement (Nasmedia)

It is difficult to estimate the market share because there are different competitors in each advertisement media and different types of advertisement media within each company’s target sales. Currently, internet banner advertisement market share is ca.25%.

•	Telephone number information business (KT IS, KT CS)

	(unit:%)
	2014	2013	2012
KT IS	39.3	39.2	37.8
KT CS	60.7	60.8	62.2

(3) Status and Forecast of New Businesses

•	Telecommunication (KT, KT Sat, KT Powertel, Olleh Rwanda Networks)

In order to secure continuous growth potential, KT has been actively expanding its business into new businesses with growth prospects. KT aims to offer ubiquitous services for subscribers while offering telecommunication based business solutions to corporate clients.

Since the introduction of VoIP in early 2008, KT has been expanding its VoIP subscriber base, recording 3.4 million VoIP subscribers as of September 2013. Unlike other operators which have positioned VoIP as a substitute for PSTN, KT has marketed its VoIP as both a substitute and complementary service for PSTN. On the back end of these efforts, KT has maintained a relatively stable PSTN subscriber base.

KT has also introduced ‘Home hub phone’ and ‘smart home pad,’ which are integrated terminals combining PSTN, VoIP and access point (“AP”), allowing subscribers to enjoy services such as mobile IPTV and Life Jockey services using their home devices. KT plans to solidify its customer base through such creation of new convergent terminals with value-added services and applications. In January 2013, in order to transform conventional PSTN and VoIP oriented telephony customers into storage-over-internet-protocol (“SoIP”) subscribers, KT launched smart-home phone HD, which converged the smart-home contents service and HD voice/data communication function of WiFi-only smartphones.

As for our corporate business, we plan to expand our presence to the overseas markets with our IT solution products such as Mobile Office and Cloud Computing. After launching in 2010, KT is leading the Cloud Service market with Multi-Data Center and abundant Cloud conversion know-how. In case of u-cloud personals, with a 2.6 million subscriber base and 60 corporations commencing service commercialization of u-cloud personals API. Through introductions of VPC, Cloud NAS, Cloud HPC and other value-added services, KT aims to enhance and diversify its cloud service product lines.

•	Credit Cards Business (BC Card)

BC Card is expanding its business to standardize and commercialize the next-generation of mobile cards and payment processing in traditional markets. In addition, it expects to increase profits by innovating the transaction process.

•	Satellite Broadcasting (KT Skylife)

In order to have a competitive edge in screen resolution quality – one of the most important differentiating factors in real-time broadcasting service - KT Skylife is preparing for the UHD service, also known as the 4K and 8K. With its satellite network, KT Skylife plans to continue its leadership in the UHD market. KT Skylife also plans to offer interconnected services for a web-mobile-TV, which will enable subscribers to watch internet streaming videos on TV and through mobile App. KT Skylife is preparing to offer satellite channel services with next generation technology, such as DCS, MDU, overlay and etc., which will improve the stability of service quality without any interference from external conditions.

•	Car Rental Business (KT Rental)

KT rental envisions becoming a rental only company by launching various new business products, especially those that could have synergies with KT’s telecommunication businesses.

•	Media Contents (KT Media Hub)

KT Media Hub implemented HTML5 middleware to allow for a more open and accessible platform for media contents consumption. As such, applications that could be provided any devices will provide true N-screen services to the users.

•	Auto Lease and Installment Financing (KT Auto Lease)

KT Auto Lease will focus more on the maintenance of lease services for corporate customers and personal customers that do not have enough time to manage their cars.

•	Real estate development, rental and management (KT Estate)

KT Estate plans to offer total real estate asset management including planning, investment, and management of clients real estate.

•	Equipment and Related Product Wholesale (KTM&S)

KT M&S is creating a synergy with KT by expanding a mobile and fixed customer base through supporting on-site sales.

•	Contents distribution (KT Hitel)

KT Hitel launched “Sky T Shopping Channel,” which is a television commerce channel and T-commerce was broadcasted July of last year. KT Hitel plans to position itself as the leading T-commerce player.

•	Security and Guards (KT Telecop)

KT Telecop launched the “Face-Cop service,” which allows control of building access and the “Energy-Cop service,” which offers automatic counting of building entrants, and also launched “Home Securities Service for Women,” which helps protect against violence.

•	Lease and Corporate Loan (KT Capital)

KT Capital plans to focus on stable development of existing businesses and will try to advance into the foundation of retail financing business.

•	Advertising Business (Nasmedia)

Nasmedia plans to develop interactive products and solutions for advertising to maintain its stable growth despite the decrease in the online advertisement market. Nasmedia also plans to advance the integrated digital video advertising network.

•	Software development and distribution (KT DS)

KT DS has successfully completed BIT project -construction of the next generation BSS, OSS and BI/DW. KT DS tries to maximize the efficiency of the KT group as a whole and the competiveness by integrating the IT service unification of KT’s group companies.

The statements included in the above sections are based on KT’s forecasts and are offered for the sole purpose of providing a better understanding of the company’s current state. Consequently, investors must not rely solely on KT’s forecasts when making their investment decisions.

2. Main Products and Services

A. Status of Main Products

•	Telecommunication (KT, KT SAT, KT Powertel)

²	KT

(Unit: Won, million)
Business category	2014
Service revenue	14,408,096 (82.6%)
Merchandise sales(*)	3,024,707 (17.4%)

Total	17,435,803 (100.0%)

➢	Results are based on K-IFRS (KT stand-alone).

²	KT SAT

(Unit: Won, million)
Business category	2014
Transponder lease	80,628 (57.9%)
Data	13,625 (9.8%)
Video	8,520 (6.1%)
Mobile	14,967 (10.8%)
Others	21,412 (15.4%)

Total	139,152 (100.0%)

²	KT Powertel

(Unit: Won, million)
Business category	2014
Telecommunication(TRS, etc)	88,142 (84%)
Distribution of Mobile Handset(TRS Handset)	16,723 (16%)

Total	104,865 (100.0%)

²	Olleh Rwanda Networks Ltd

(Unit: Won, million)
Business category	2014
LTE	520 (13%)
Fixed	3,418 (87%)
- Transport	431 (11%)
- Capacity domestic	132 (3%)
- Gor VPN	1,871 (48%)
- Tower lease	310 (8%)
- Dark fiber lease	35 (1%)
- Duct lease	6 (0%)
- Fiber optic installation	634 (16%)

Total	3,939 (100%)

➢	Source : FY2014 ORN financial statements

•	Credit Cards Business (BC Card)

(Unit: Won, million)
Category	2014
Card revenue	202,420 (6.1%)
Credit card processing	2,857,252 (86.7%)
Additional Service	94,860 (2.9%)
Others	139,767 (4.2%)

Total	3,294,299 (100.0%)

•	Satellite Broadcasting (KT Skylife)

		(Unit: Won, million)
Business	Revenue	2014
Satellite Broadcasting	Service	622,800 (100.0%)

Total		622,800 (100.0%)

•	Car Rental Business (KT Rental)

			(Unit: Won, million)
Business		2014
		Revenue	Ratio
	Car rental	719,617	71.26%
	Used car	175,856	17.42%
Domestic	Equipment rental	67,177	6.65%
	Others	47,173	4.67%

	Total	1,009,823	100.0%

•	Media Contents (KT Media Hub)

(Unit: Won, million)
Category	2014
TV	217,987 (65.0%)
Advertising	82,043 (24.5%)
OTM	25,411 (7.6%)
Others	9,804 (2.9%)

Total	335,245 (100.0%)

•	Auto Lease and Installment Financing (KT Auto Lease)

(Unit: Won, million)
Category	2014
Lease	37,522 (87.9%)
Installment financing	5,075 (11.9%)
Others	77 (0.2%)

Total	42,674 (100.0%)

•	Real estate development, rental and management (KT Estate)

(Unit: Won, million)
Category	2014
Lease	132,009 (47.1%)
Management commission	103,756 (37.0%)
PM commission	9,427 (3.4%)
Real estate disposal	246 (0.1%)
Development	34,312 (12.2%)
Others	636 (0.2%)

Total	280,386 (100.0%)

•	Human Resource Management (HNC network)

(Unit: Won, million)
Category	2014
Subcontract	28,112 (93.9%)
Dispatch	1,817 (6.1%)

Total	29,929 (100.0%)

•	Network Securities (Initech Corp)

(Unit: Won, million)
Category		2014
Product	Certification and encryption	6,662 (14.7%)
	Integrated Security Management	1,790 (3.9%)
	Finance ASP / Cloud	11,283 (24.8%)
	SI	5,825 (12.8%)
	Equipment, SE POS	136 (0.3%)
	Subtotal	25,696 (56.5%)
Merchandise	Finance, Security, Channel	10,769 (23.7%)
ITO	ITO	4,264 (9.4%)
Service	Maintenance	4,455 (9.8%)
Others	Lease commissions	265 (0.6%)

Total		45,449 (100.0%)

•	Finance (Smartro)

(Unit: Won, million)
Division	Category	Item	2014
VAN	Product	Card Reference Terminal	3,848 (2.7%)
	Service	Transit fees	137,504 (97.3%)

Total			141,352 (100.0%)

•	Equipment and Related Product Wholesale (KTM&S)

(Unit: Won, million)
Category	2014
Product	626,541 (70.8%)
Commission	258,845 (29.2%)

Total	885,386 (100.0%)

•	Online Contents Creation (KT Hitel)

(Unit: Won, million)
Category	Item	Service	2014
Contents distribution	IP Contents	Movie, play	47,692 (35.0%)
Platform	Building Platform, R&D	GIS, Ringo, etc.	62,039 (45.6%)
T commerce	TV Shopping	SKY T Shopping	26,306 (19.4%)
Others	Wireline/Wireless internet	Paran.com, Game, etc.	41 (0.0%)

Total			136,078 (100.0%)

•	E-commerce (KT Commerce)

(Unit: Won, million)
Category	Item	2014
Merchandise	MRO	514,928 (99.8%)
Others	Insurance business	890 (0.2%)

Total		515,818 (100.0%)

•	Database and Online information (KT Music)

(Unit: Won, million)
Category	Item	2014
Music	Music	85,261 (98.8%)
Others	Others	1,079 (1.25)

Total		86,340 (100.0%)

➢	Music : olleh music and other ASP revenue, contents distribution

➢	Others : Rental revenue and others

•	Submarine Cable Construction (KT Submarine)

(Unit: Won, million)
Category	2014
Construction	49,739 (64.9%)
Maintenance	13,534 (17.7%)
Others	13,380 (17.4%)

Total	76,653 (100.0%)

•	Security and Guards (KT Telecop)

(Unit: Won, million)
Category	2014
Security system	200,331 (87.7%)
Personnel Security/Facilities management	41,300 (4.2%)
Additional products	12,884 (6.5%)
Distribution	1,942 (1.4%)
Others	572 (0.2%)

Total	257,029 (100.0%)

•	Advertising (Nasmedia)

(Unit: Won, million)
Services	Type	Item	2014
Advertising	Advertising	Media sales	29,799 (99.8%)
Service	Service	SI/SM	56 (0.2%)

Total			29,855 (100.0%)

•	Lease and Corporate Loan (KT Capital)

(Unit: Won, million)
Services	2014
Installment	5,153 (2.97%)
Lease	49,973 (28.81%)
Loan	75,443 (43.50%)
New Tech Finance	5,693 (3.28%)
Others	37,169 (21.44%)

Total	173,431 (100.0%)

•	Software development and supply (KT DS)

(Unit: Won, million)
Category	2014
System maintenance and operation	194,774 (55%)
System development	63,781 (18%)
Asset Supply	14,627 (4%)
Others	80,098 (23%)

Total	353,280 (100%)

•	Directory Assistance Business

•	KTCS

(Unit: Won, million)
Category	2014
Olleh Customer Service	182,201 (41.6%)
Contact center	75,380 (7.9%)
114 Directory Assistance	34,763 (7.9%)
Priority Number Assistance	35,168 (8.0%)
Distribution	102,875 (23.5%)
Others	7,651 (1.7%)

Total	438,038 (100%)

•	KTIS

(Unit: Won, million)
Category	2014
Outsourcing Commission	203,884 (45.24%)
Priority Number Assistance	33,260 (7.38%)
Contact center	76,830 (17.05%)
Distribution	131,621 (29.21%)
Others	5,068 (1.12%)

Total	450,663 (100%)

➢

B. Price Trend of Main Products

•	Telecommunication (KT)

²	KT

Service	2014	2013	2012
Local telephony

<2014.4>

•   Improvement on bulk/multi line discount plan

•   Easing subscription conditions for New subscribber

<2014.6>

•   unlimited plan launch (6.1)

•   Fixed rate including basic fee

•   Home unlimited 3000 : Won 5,500/mo (3yrs bundle contract)

•   Soho unlimited 3000 : Won 7,500/mo (3yrs bundle contract)

<2014. 10>

•   Call manager App launch (10.24)

•   Make call and send/receive SMS with Local Telephony number by installing App on smartphone

•   Provide various additional services including call history management

<2014.11>

•   Wireline/Wireless integrated Ringo launch

•   Use Local telephony Ringo music on Mobile service

Same as Right

<2012.1>

•   olleh club launch (1.1)

•   Introduce CRM program

•   Targeted for customers who use 6 major products (mobile, internet, wireline telephony, VoIP, IPTV, Wibro)

<2012.5>

•   Ringo plus launch (5.1)

•   Provide 2 additional promotion sound source in addition to the 1 basic sound source

•   Price: Won 4,000 / mo

<2012.9>

•   ‘PSTN + olleh TV for senior’ bundle launch (9.11)

•   Discount PSTN Basic fee when bundled with olleh TV (only for customers over 65)

•   PSTN basic fee: Won 2,000 / mo

Mobile

<2014.1>

•   Wideband Safe Unlimited launch (1.29)

•   Wideband safe unlimited 67/77

•   Given Data 15GB. After 15GB speed capped at 400kbps

<2014.2>

•   LTE Selective plan launch (2.28)

•   LTE selective 100min/250M Wideband safe unlimited 73.5, etc. (33 kinds)

•   Voice+Data, Select Data amount best fit to usage pattern

<2014.03>

•   Additional benefit for Wideband safe unlimited couple package (3.13)

•   Wideband safe unlimited 67/73.5/77/84.5 (4 kinds)

<2013.1>

•   Early termination penalty program (1.7)

•   Impose penalty for termination within contract period

•   Expect longer handset usage period and lower churn rate

<2013.2>

•   LTE unlimited data plan (6 kinds)

•   LTE-550/650/750/950/1100/1300

•   Temporary plan only for 3 months

•   Promotion period: 2.1 ~4.30

<2013.4>

•   LTE everyone olleh (4.1)

•   Everyone olleh 35/45/55/65/75/85/100/125

•  Unlimited voice within on-net customers

<2012.1>

•   LTE price plan

•   LTE-only price plan

•   340/420/520/620/720/850/1000

•   Provide safe cut option and safe zone (20% for 3 months) to prevent billing shock

•   Provide LTE sponsor discount

•   Call promotion among KT mobile customers (~6.30): Provide maximum 1,000 minutes on-net calls

<2012.4>

•   Expand data benefits for LTE plan

•   Provide 1.5X ~ 2X more data than given data

•   LTE segment plan

•   LTE-Al plan (4 kinds for youth), LTE-golden plan (2 kinds for over 65)

•    Unlimited Voice for one designated on-net number

<2014.4>

•    Voice/SMS/Data unlimited package launch (4.1)

•    Unlimited 79 launch (4.7)

•    LTE Selective plan additional launch (4.28)

•    Add on-net unlimited voice option

•    On-net unlimited selective 100min/250M, Wideband safe unlimited 73.3, etc. (21 kinds)

<2014.6>

•    Contents bundled data unlimited package launch

•    Unlimited 87 launch (5.28)

•    Additional benefit for unlimited 97 (6.1)

•    Provide free contents package for unlimited 87/97/129 (6.1)

<2014.7>

•    Wireless bundle products promotional launch

•    Family wireless discount (7.01~10.31)

<2014.8>

•    Disabled plan with plenty video offering

•    LTE Sonmal sharing 69 launch (8.31)

<2014.9>

•    Wireless signup fee reduction

•    before : Won14,400

•    after : Won7,200

•    Strengthen benefits for vulnerable plan

•    Provide more data for disabled/Senior plan

•    Household Telecom bill reduction plan

•    Reduce Simple Charge voice rate (9.30)

•    (Won4.8 -> Won4.4)

•    LTE prepaid launch

•    LTE charge/LTE lite/LTE medium (9.30)

<2014.10>

•    Tariff discount launch which is substitute for handset subsidy

•    Tariff discount (subsidy substitute) (10.1)

•    Fixed-Line & Wireless Unlimited (4.22)

•    Unlimited 67/77/97/129

•    Free voice calls from KT to KT and other carriers users, free fixed-line voice calls

•    Promotion plan: 4.22 ~ 10.31

<2013.6>

•    3G everyone olleh (6.17)

•    3G everyone olleh 35/45/55

•    3G Fixed-Line & Wireless Unlimited (6.17)

•    3G Unlimited 67/77/97/129

•    Promotion plan: 6.17 ~ 10.31

•    LTE disabled plan (6.24)

•    LTE sound share/sigh language share

<2013.7>

•    Expand benefits for youth plan (7.1)

•    Double data promotion (~10.31)

•    Doule the given data

•    7.1 ~: only for unlimited plan customers

•    9.1 ~: for entire LTE customers

<2013.12>

•    Expand benefits for youth plan (12.1)

•    Smartphone plan for kids (12.1)

•    Expand benefits for senior (12.23)

<2012.5>

•     Simple discount program

•    Provide discount for self-terminal with the introduction of a blacklist program

<2012.7>

•    LTE-1250 plan

•    VIP plan providing on-net unlimited voice calls

<2012.8>

•    Plan for Galaxy (LTE-G plan)

•    LTE-G650/750

•    Provide 3,000 minutes on-net voice calls and data carry over (temporary)

<2012.11>

•    Additional Galaxy plan (LTE-G plan)

•    LTE-G550

<2012.12>

•    LTE olleh together

•    Differential discount according to the mobile plan

•    Strengthen olleh tv bundle to prepare ALL-IP base

•    Youth safe data plan launch

•    Youth safe data 45 (10.31)

<2014.11>

•    Net tariff plan without penalty launch

•    Net unlimited 69, etc. 29 kinds (11.12~24)

•    Wearable handset only plan launch

•    Wearable plan (11.5)

<2014.12>

•    Reduce feature phone data rate

Broadband

<2014.3.1>

•    New semester promotion

•    free internet event (Mar~Apr)

<2014.7.1>

•    Internet office promotion

•    Discount up to 35%

<2014.7.4>

•    Olleh soho Success-pack launch

•    Mandatory in-store communication products sale

•    Won20,000 with 3yrs contract

<2014.8.18>

•    Olleh internet launch

•    100Mbps

•    Won25,500 with 3yrs contract

<2014.10.20>

•    Olleh giga internet launch

•    1G/500Mbps

•    Won35,000/30,000 with 3yrs contract

<2014.10.20>

•    Giga internet launch promotion

•    Additional Won5,000 discount for ‘Olleh together’ subscriber

		<2013.7> • Internet all-right promotion • Period: 7.12 ~ 10.31 <2013.10> • Extend Internet all-right promotion • Period: ~ ’14.1.31	<2012.5> • Promotion • 2012 Internet free event (May ~ July) <2012.12> • Olleh internet MS office

IPTV	<2014.3> • New semester promotion • Provide Smart STB for free to 3 yrs contract new subscriber <2014.9> • UHD STB launch • Upgraded to provide UHD definition and various smart functions	<2013.3> • New semester promotion • Provides one month basic fee discount with three-year contract • Period: 3.1 ~ 3.31 <2013.8> • olleh TV web transformation activate promotion	<2012.3> • New semester promotion • Discount STB rental fee for new customers with three years contract • Period: 3.1 ~ 3.31

*   IPTV price plan reorganization (2015.1)

•    ollehTV live 10/15/25/34 launch

•    ollehTV live 10 : basic package providing 50 channels and 40k VOD libraries (Won 12,000)

•    ollehTV live 15 : basic package providing 80 channels and 40k VOD libraries (Won 18,400)

•    ollehTV live 25 : Combination package providing ollehTV live 15 and prime movie pack (Won 28,800)

•    ollehTV live 34 : Combination package providing ollehTV live 25 and catch on & catch plus, VIKI pay-tv channel (Won 40,000)

•    Discount STB rental fee for new customers with three years contract

•    Period: 8.28 ~ 10.31

•    olleh TV live all-right

•    More than 55 channels and 40,000 VOD

•    Basic fee: Won 14,000

<2013.9>

•    olleh TV Skylife all-right

•    168 channels and 40,000 VOD

•    Basic fee: Won 14,000

<2013.12>

•    Long-term users re-commitment discount

•    Additional discount by contract period (3~5%)

<2012.5>

•    olleh tv Skylife STB rental fee cuts

•    Won 4,000 -> Won 2,000 (three years contract)

<2012.9>

•    Low income group digital transformation promotion

•    Won 2,000 basic fee cuts with three years contract

•    Period: 9.1 ~ 12.31

<2012.10>

•    Smart STB launch

VoIP	Same as Right	<2013.1> • VoIP incoming call only service launch • Rate: Won 3,000/mo <2013.2> • Discontinue messenger phone service <2013.11> • VoIP HD phone launch

<2012.1>

•    Introduce ‘olleh club’ program(1.1)

<2012.5>

•    olleh VoIP biz-call launch (5.1)

•    Rate: Won 4,000/port

•    Relaxed plan (5.22)

•    Rate : Won 10,000/mo

•    Unlimited on-net voice calls and 100 minutes free call for KT mobile/other carriers

<2012.8>

•    Media CID for corporate (8.6)

•    Rate: Won 6,000/line

<2012.9>

•    Home-hub special launch(9.10)

<2012.10>

•    Plan for Smart home phone

•    Rate (based on 2 yrs contract)

•    Smart home B: Won 3,500/mo.

•    Smart home C: Won 6,000/mo.

•    Smart home D: Won 10,000/mo.

•    Smart home E: Won 14,000/mo.

Bundle

<2014.2>

•    ‘All-IP alright bundle promotion’ normalization

<2014.4>

•    Wireless-wireline bundle product ‘LTE olleh together2’ launch

•    Provide Won3,000~8,000 basic fee discount based on price plan

•    Rename bundle product

•    All IP alright -> Internet olleh together

•    Improve bundle product

•    Strengthen discount benefit for internet olleh together mobile 2 lines

<2014.5>

•    Improve internet olleh together mobile sign up conditions

: Include 3G

<2014.6>

•    Olleh SOHO success-pack launch

<2014.9>

•    Internet olleh together : Strengthen 1 line discount

•    Business account bundle product : increase VoIP able to bundle lines (50 lines -> 100 lines)

<2014.10>

•    launch new product compatible with giga internet

•    Discount won2,000 ~ 35,000

•    Bundle promotion in accordance with giga internet launch

•    Period : ~ ’15. April

•    Discount up Won5,000

<2014.12>

•    Business account bundle product

•    Integrate similar products and improve subscription terms

<2013.1>

•    Expand bundling product for ‘Internet swing’

•    Add LTE data product

<2013.2>

•    Expand bundling product for ‘4G Smart plan’

•    Add Style plan subscribers

<2013.3>

•    Promotion

•    ollehTV Skylife new semester promotion (3.1 ~ 3.31)

•    Expand bundling product for ‘LTE olleh together’ and ‘4G Smart plan’

•    Add LTE unlimited data promotion plan

<2012.7>

•    Adjust condition for smart discount of ‘olleh together’

<2012.9>

•    ‘PSTN + IPTV’

•    Discount PSTN basic fee when bundled with IPTV

•    PSTN basic fee: Won 2,000

     (only for over 65 and three years contract)

<2012.12>

•    ‘LTE olleh together’ launch

•    Mobile basic fee discount: Won 1,500 ~ Won 10,000 (Depending on monthly plan)

•    Discount Won 2,000 of internet basic fee when bundled with IPTV and mobile with three years contract

•	KT SAT

KT SAT is providing satellite based services. As the price for those services is based on terms of condition, there are no changes in those pricing rates.

•	KT Powertel

When based on the general plan, the basic monthly fee is Won 17,000 and, there are additional fees of Won 12 per 10 seconds on individual radio calls, Won 22 on group calls, and Won 1.7(per second) on mobile voice calls.

•	Olleh Rwanda Networks Ltd

There is no change with whole sale rate since commercialization in Nov. 2014

•	There are two options for retail sellers

Option#1) Single standard wholesale rate(include international internet service) : $3.25/GB

Option#2) Wholesale rate by rating group (include international internet service)

Rating Group (Retail Product Type)	Price (USD/GB)	Description
1GB or less	3.75
Above 1GB to 3GB	3.50
Above 3GB to 10GB	3.25
Above 10GB to 100GB	3.15
100GB and unlimited	3.00	Limited until 512kbps over 100GB
200GB and unlimited	3.00	Limited until 1Mbps over 200GB

•	Credit Cards Business (BC Card)

(Unit: Won)
Category	2014	2013	2012
Member Store fee rate	1.50 ~ 2.70	1.50 ~ 2.70	1.50 ~ 2.70
Installment fee rate	11.00 ~ 18.50	11.00 ~ 18.50	11.00 ~ 18.50
Cash service interest rate	9.80 ~ 25.70	15.00 ~ 25.92	15.00 ~ 25.92
Card loan(credit loan)	-	-	-

•	Car Rental Business (KT Rental)

Prices frequently changes depending on economic condition and market competition.

•	Media Contents business (KT Mediahub)

										(Unit: %)
Subject	Product	Item	2014				2013
			4Q	3Q	2Q	1Q	4Q	3Q	2Q	1Q
ktmh	olleh tv mobile	Monthly fee	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000
kt	olleh tv mobile pack	Monthly fee	5,000	5,000	5,000	5,000	2,500	2,500	5,000	5,000
kt	Contents pack	Monthly fee	8,000	8,000	8,000

•	Auto lease and installment financing (KT Autolease)

Price changes cannot be calculated due to the nature of finance industry.

•	Real estate development, rental and management (KT Estate)

KT estate provides real estate development and lease and maintenance service. The price for each service cannot be calculated due to the different nature of each business segment.

•	Human Resource Management (HNC Network)

				(unit: Won thousand)
Category	2013	2013	2012	Note
Subcontract	2,490	2,434	2,386	Average subcontract, dispatch commission / person
Dispatch	1,625	1,594	1,578

•	Network Securities (Initech Corp)

			(Unit: Won thousand)
Category		2014	2013
Certification and encryption	PKI	5,000	7,250
	INISAFE Web	17,125	22,422
	SAFE DB	5,655	8,718
Integrated Security Management	INISAFE NEXESS	200	7,247
	INISAFE SA	147	3,244

•	Finance (Smartro)

Price may change depending on the credit card company and services. The average price in 2014 decreased by 2.6% compare to that of 2013 because of merchant fee cut.

•	Database and On-line information (KT Music)

Category	Detail	2014. 4Q
Record	CD	8,000
Online streaming	Download 30 music + streaming	9,000
	Download 100 music + streaming	12,000
	Smart Download + streaming	7,000
	Download 30 music	6,000
	Download 100 music	9,000
	Online streaming	6,000
	Smart streaming (only for smart seduces)	5,000

➢	Main reason of price change : Reflecting collecting policy for copyright holder’s rights and neighboring rights fees

•	Submarine Cable Construction (KT Submarine)

Price changes cannot be calculated due to the nature of the business.

•	Security and Guards (KT Telecop)

The company provides a variety of services, and the price varies depending on the services provided.

•	Lease and Corporate Loan (KT Capital)

The credit financing service pricing trend is not available due to the characteristics of such business.

•	Advertising (Nasmedia)

The company provides a variety of services such as online advertisements, digital video advertisements, and etc. It is not possible to calculate the price per item for all of these services.

•	Software development and supply (KT DS)

Prices for IT services varies depending on the software price.

•	Directory Assistance Business (KTIS, KTCS)

•	KTCS

Item	2014	2013	2012

114 directory assistance	Won120 (Night/Holidays Won140)	Won120 (Night/Holidays Won140)	Won120 (Night/Holidays Won140)

Priority number assistance	Won30,000 / month (same standard)	Won30,000 / month (same standard)	Won30,000 / month (same standard)

•	KTIS

Item		2014						2013						2012
Contact center	114 directory assistance	Won120 (Night/Holidays Won140)						Won120 (Night/Holidays Won140)						Won120 (Night/Holidays Won140)
	KTCustomer center	Grade	S	A	B	C	D	Grade	S	A	B	C	D	Won2,493
		Amount	2,542	2,480	2,442	2,405	2,380	Amount	2,504	2,455	2,430	2,356	2,306	Won2,432
		ø Apply monthly SLA performance linked rate						ø Apply monthly SLA performance linked rate
		(unit : Won thousand/mo, person)						(unit : Won thousand/mo, person)						(unit : Won thousand/mo, person)
	Contact center	2,284 (unit : Won thousand/mo, person)						2,284 (unit : Won thousand/mo, person)						2,284 (unit : Won thousand/mo, person)
Priority Number assistance	Monthly fixed rate (Won)	1 group	2group	3group	4 group	5 group		1group	2group	3group	4 group	5 group		1group	2group	3group	4 group	5 group
	Megalopolis	65,000	63,000	60,000	55,000	52,000		65,000	63,000	60,000	55,000	52,000		65,000	63,000	60,000	55,000	52,000
	City	55,000	53,000	50,000	45,000	42,000		55,000	53,000	50,000	45,000	42,000		55,000	53,000	50,000	45,000	42,000
	Borough	44,000	42,000	40,000	36,000	34,000		44,000	42,000	40,000	36,000	34,000		44,000	42,000	40,000	36,000	34,000
	Dong	33,000	31,000	30,000	27,000	26,000		33,000	31,000	30,000	27,000	26,000		33,000	31,000	30,000	27,000	26,000

•	Satellite Broadcasting (KT Skylife)

(Unit: Won)
Services				2014				2013				2012
				1Q	2Q	3Q	1Q	1Q	2Q	3Q	4Q	1Q	2Q	3Q	4Q
Skylife	HD Platinum (Plus)	3yrs	Subscription	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000	33,000
			Install fee					—	—	—		—	—	—	—
		5yrs	Subscription	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000	30,000
			Install fee					—	—	—		—	—	—	—
	HD Blue	3yrs	Subscription	14,000	14,000	14,000	14,000	16,000	14,000	14,000	14,000	16,000	16,000	16,000	16,000
			Install fee					—	—	—		—	—	—	—
		5yrs	Subscription	13,000	13,000	13,000	13,000	15,000	13,000	13,000	13,000	15,000	15,000	15,000	15,000
			Install fee					—	—	—		—	—	—	—
	HD Green	3yrs	Subscription	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000
			Install fee					10,000				10,000	10,000	10,000	10,000
		5yrs	Subscription	11,000	11,000	11,000	11,000	12,000	11,000	11,000	11,000	12,000	12,000	12,000	12,000
			Install fee					—	—	—		—	—	—	—
	HD On	3yrs	Subscription	10,000	10,000	10,000	10,000	9,000	10,000	10,000	10,000	9,000	9,000	9,000	9,000
			Install fee					20,000				20,000	20,000	20,000	20,000
		5yrs	Subscription	9,000	9,000	9,000	9,000	8,000	9,000	9,000	9,000	8,000	8,000	8,000	8,000
			Install fee					10,000				10,000	10,000	10,000	10,000
OTS (Flat rate service launched in 2Q10	All-Right	3yrs	Subscription	9,000	9,000	9,000	9,000			9,000	9,000	9,000
			Install fee
	Economy	3yrs	Subscription	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000	12,000
			Install fee					—	—	—		—	—	—	—
	Standard	3yrs	Subscription	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000	15,000
			Install fee					—	—	—		—	—	—	—
	Premium	3yrs	Subscription	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000	20,000
			Install fee					—	—	—		—	—	—	—

➢	All-Right (Internet+TV+Mobile) was launched in September to secure price competitiveness (Bundled price: Won 290,000)

➢	Happy promotion (additional Won 3,000 discount on TV) : 2013 July ~2014 February

➢	Unification desire promotion (additional Won 3,000 discount on TV) : 2014 May ~2014 July

3. Matters Related to Revenue

A. Performance in Terms of Revenue

•	Telecommunication (KT, KT Powertel, KT Sat, Olleh Rwanda Networks, Ltd.)

²	KT

						(Unit: Won million)
Business category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Service revenue	14,408,096	82.6%	14,205,196	79.2%	14,560,667	77.2%
Merchandise sales (*)	3,027,707	17.4%	3,731,883	20.8%	4,302,570	22.8%

Total	17,435,803	100%	17,937,079	100.0%	18,863,237	100.0%

➢	FY2014, FY2013 and FY2012 figures are calculated based on K-IFRS Article 1001 “Financial statements report” amendment (KT stand-alone).

²	KT Powertel

						(Unit: Won million)
Business category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Frequency Trunked Communications	88,142	84.0%	99,670	88.4%	111,954	89.6%
Mobile Handsets	16,723	16.0%	13,072	11.6%	12,982	10.4%

Total	104,865	100%	112,742	100.0%	124,936	100.0%

²	KT Sat

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Gap filler rentals	80,628	58%	84,397	57.8%	5,945	55.9%
Data transmission	13,625	10%	9,326	9.7%	1,270	11.9%
Video transmission	8,520	6%	14,224	6.4%	663	6.2%
Mobile satellite service	14,967	11%	16,375	11.2%	1,324	12.4%
Others	21,412	15%	21,671	14.8%	1,436	13.5%

Total	139,152	100%	145,993	100%	10,638	100%

²	Olleh Rwanda Networks, Ltd

		(Unit: Won million)
Category	2014
	Amount	%
LTE	520	13%
Fixed	3,418	87%
- Transport	431	11%
- Capacity domestic	132	3%
- GoR VPN	1,871	48%
- Tower lease	310	8%
- Dark fiber lease	35	1%
- Duct lease	6	0%
- Fiber optic installation	634	16%

Total	3,939	100%

➢	Source: ORN financial statements, 2014

➢	ORN established in 2013.

²	Credit Cards Busines (BC Card)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Card revenue	202,420	6.1%	211,788	6.9%	222,619	7.1%
Credit card processing	2,857,252	86.7%	2,618,188	84.7%	2,662,609	85.1%
Additional service	94,860	2.9%	135,956	4.4%	140,749	4.5%
Others	139,767	4.2%	124,092	4.0%	102,905	3.3%

Total	3,294,299	100%	3,090,024	100%	3,128,882	100%

➢	Card revenue includes commissions from member companies for the proxy act of card related work.

➢	Additional services include revenue from insurance, telecommunication, travel and etc.

²	Satellite Broadcasting (KT Skylife)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Monthly fee	367,652	59.7%	380,880	63.4%	354,554	64.3%
Channel	151,317	24.5%	134,212	22.4%	117,458	21.3%
Advertising	21,158	2.9%	17,410	2.9%	14,498	2.6%
Others	82,673	12.8%	67,799	11.3%	64,759	11.7%

Total	622,800	100%	3,090,024	100%	551,270	100%

➢	Channel revenue : channel rental revenue + commission for home shopping transmissions.

²	Car Rental Business (KT Rental)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Car Rental	719,617	71.26%	577,014	68.0%	456,396	66.2%
Used Car	175,856	17.42%	153,573	18.1%	157,765	22.9%
Equipment Rental	67,177	6.65%	66,252	7.8%	60,660	8.8%
Others	47,173	4.67%	51,594	6.1%	14,772	2.1%

Total	1,009,823	100%	848,433	100%	689,593	100%

²	Media Contents (KT Media Hub)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
TV business	217,987	65.0%	209,782	68.9%	12,694	88.3%
Advertising business	82,043	24.5%	65,645	21.6%	1,081	7.5%
Mobile TV business	25,411	7.6%	18,681	6.1%	159	1.1%
Others	9,804	2.9%	10,579	3.5%	447	3.1%

Total	335,245	100%	304,687	100%	14,381	100%

²	Auto Lease and Installment Financing (KT Auto Lease)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Lease	37,522	87.9%	31,683	90.0%	28,295	97.6%
Installment finance	5,075	11.9%	3,419	9.7%	423	1.5%
Others	77	0.2%	85	0.2%	281	1.0%

Total	42,674	100%	35,187	100%	28,999	100%

²	Real Estate Development, Rental, and Management (KT Estate)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Lease	132,009	47.1%	136,411	53.9%	12,289	49.4%
Building management	103,756	37.0%	98,770	39.1%	976	3.9%
PM commission	9,427	3.4%	12,145	4.8%	11,596	46.6%
Real estate sales commission	246	0.1%	2,319	0.9%
Development Sales	34,312	12.2%		0.0%
Others	636	0.2%	3,233	.3%

Total	280,386	100%	252,878	100%	24,861	100%

•	Human Resource Management (HNC Network)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Contract	28,112	93.9%	28,512	94.3%	21,633	92.1%
Outsourcing	1,817	6.1%	1,732	5.7%	1,862	7.9%

Total	29,929	100%	30,244	100%	23,494	100%

•	Security Business (Initech)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Certification & Encryption (PKI, SAFE DB)	6,662	14.7%	8,765	17.2%	7,607	17.6%
Total Security Solution (INISAFE NEXESS, SA)	1,790	3.9%	3,293	6.5%	3,604	8.3%
Equipment Sales	136	0.3%	569	1.1%	831	1.9%
Finance ASP	11,283	24.8%	10,919	21.5%	10,156	23.5%
SI	5,825	12.8%	11,219	22.1%	12,122	28.1%
Products	10,769	23.7%	9,887	19.4%	4,995	11.6%
ITO	4,264	9.4%	2,211	4.3%	537	1.2%
Outsourcing	4,455	9.8%	3,709	7.3%	3,090	7.2%
Rental Revenue	265	0.6%	265	0.5%	267	0.6%

Total	45,449	100%	50,836	100%	43,207	100%

•	Financial Business (Smartro)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Product	3,848	2.3%	5,399	3.8%	6,413	4.8%
Outsourcing	137,054	97.7%	135,646	96.2%	126,596	95.2%

Total	141,352	100%	141,045	100%	133,009	100%

•	Machine and related product wholesale (KT M&S)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Product	626,541	70.8%	635,573	71.9%	803,256	79.6%
Commission	258,845	29.2%	248,398	28.1%	206,075	20.4%

Total	885,386	100%	883,971	100%	1,009,331	100%

•	Online contents creation and e-commerce (KT Hitel)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Contents Distribution (IP Contents)	47,692	35.0%	50,578	38.8%	44,383	35.0%
Platform Construction, R&D	62,039	45.6%	69,673	53.5%	68,446	53.9%
TV Shopping	26,306	19.3%	7,752	5.9%	1,777	1.4%
Fixed/Wireless Internet & Game	41	0.0%	2,334	1.8%	12,333	9.7%

Total	136,078	100%	130,337	100%	126,939	100%

➢	Most of sales are generated domestically.

•	Electronic Commerce (KT Commerce)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Product	514,928	99.8%	450,355	99.8%	316,967	99.6%
Others	890	0.2%	944	0.2%	1,153	0.4%

Total	515,818	100%	451,299	100%	318,120	100%

•	Database and online information provider (KT Music)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Music business	85,261	98.8%	50,056	98.5%	29,486	93.9%
Others	1,079	1.2%	772	1.5%	1,907	6.1%

Total	86,340	100%	50,828	100%	31,393	100%

➢	Music Business: Genie, Olleh Music and other ASP sales, contents distribution and etc.

➢	Others: Outsourcing and others.

•	Submarine Cable (KT Submarine)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Construction	49,739	64.9%	57,152	69.20%	45,805	66.50%
Maintenance & Repair	13,534%	17.7%	9,651	11.70%	8,200	11.90%
Others	13,380	17.5%	15,837	19.20%	14,895	21.60%

Total	76,653	100.00%	82,640	100.00%	68,900	100.00%

Security and Guards (KT Telecop)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Security service	195,031	75.9%	186,932	78.5%	174,803	59.0%
Guard	30,067	11.7%	25,148	10.6%	18,199	6.1%
Installment	5,265	2.0%	4,914	2.1%	4,242	1.4%
Additional Service	12,884	5.0%	9,279	3.9%	9,723	3.3%

Total Security related Service	243,247	94.6%	226,273	95.1%	206,967	69.9%

Facility Management	11,233	4.4%	11,107	4.7%	88,755	30.0%
Distribution	1,942	0.8%
Others	607	0.2%	655	0.3%	458	0.2%

Total	257,029	100%	238,025	100%	296,180	100%

•	Lease and Corporate Loan (KT Capital)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Installment	5,153	3.0%	5,289	2.4%	7,079	2.6%
Lease	49,973	28.8%	65,185	29.6%	75,785	27.3%
Loan	75,443	43.5%	89,926	40.8%	88,874	31.99%
New Tech Finance	5,693	3.3%	6,855	3.1%	8,723	3.1%
Others	37,169	21.4%	52,937	24.0%	97,322	35.0%

Total	173,431	100%	220,192	100%	277,783	100%

•	Advertising (Nasmedia)

						(Unit: Won million)
Category	3Q14		2013		2012
	Amount	%	Amount	%	Amount	%
Advertising	29,799	99.8%	24,681	99.7%	23,355	99.8%
Outsourcing	56	0.2%	73	0.3%	108	0.2%

Total	29,855	100%	24,754	100%	23,463	100%

•	Software development and provider (KT DS)

						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Product	14,627	4.1%	78,277	13.7%	41,077	7.2%
Outsourcing	338,653	95.9%	495,121	86.3%	529,673	92.8%

Total	353,280	100%	573,398	100%	570,750	100%

•	Telephone number information (KTCS, KTIS)

KTCS						(Unit: Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Olleh customer service (1)	182,201	41.6%	149,674	37.8%	158,862	41.4%
Contact business (2)	75,380	17.2%	75,121	19.0%	62,730	16.3%
114 business (3)	34,763	7.9%	39,963	10.1%	44,945	11.7%
Number priority business (4)	35,168	8.0%	38,236	9.7%	40,215	10.5%
Distribution (5)	102,875	23.5%	87,633	22.1%	72,571	18.9%
Others (6)	7,651	1.7%	5,597	1.4%	4,851	1.3%

Total	438,038	100%	396,223	100%	277,783	100%

➢	(1) KT’s representative product, contact business

➢	(2) Open market contact business providing service to public institution (City Hall, KAMCO, Ministry of Employment and Labor) and corporations (Skylife, KB Card, and Nonghyup)

➢	(3) Telephone number searching service for when customers call in at 114

➢	(4) Telephone number priority service when customers call in at 114 for unspecified store numbers

➢	(5) Selling products of KT, under a contract with KT

➢	(6) Other business includes sales consulting, leasing and etc.

KTIS						(Unit :Won million)
Category	2014		2013		2012
	Amount	%	Amount	%	Amount	%
Outsourcing (1)	203,884	45.2%	183,583	47.3%	187,660	48.3%
Number priority business (2)	33,260	7.4%	37,612	9.7%	43,024	11.1%
Call center business (3)	76,830	17.0%	77,004	19.9%	72,629	18.7%
Distribution (4)	131,621	29.2%	85,841	22.1%	81,136	20.9%
Others	5,068	1.1%	3,677	0.9%	4,162	1.1%

Total	438,038	100%	387,720	100%	388,613	100%

➢	(1) Telephone number searching business and KT customer service

➢	(2) Telephone number priority service when customers call in at 114 for unspecified store numbers

➢	(3) Call center service provided other than KT

➢	(4) Outsourcing, prepaid card/phone service, mobile sale, and other resell of KT product

B. Channels and Methods of Sales

•	Telecommunication (KT)

•	Sales structure

•	Sales Channels

•	Tariff discounts based on usage period

(3) Methods and Conditions of Sales

[Discount rates based on Contract Periods]

(KRW)	1 Year	2 Years	3 Years	4 Years
Olleh GiGA internet	5,000	10,000	15,000
Olleh GiGA internet compant	4,000	8,000	12,000
olleh internet	3,000	6,000	10,500
KORNET (Express/Premium)	5%	10%	15%	—
olleh TV (Live/VOD)	5%	10%	20%	—

[Additional discounts after the Three-Year contract]

Category	After 3 Years	After 4 Years	After 5 Years	Remarks
olleh internet	2%	3%	5%	—
KORNET (Express/Premium)	2% (for additional 1 year)	3% (for additional 2 years)	5% (for additional 3 years)	When subscribers sign extend contracts

➢	No additional discounts are available for new subscribers signing after November 1, 2008.

[Additional discounts for olleh internet subscribers renewing contracts]

Category	Renewal for 1 year		Renewal for 2 years		Renewal for 3 years		Renewal for 4 years
Type A	Won	1,000	Won	2,000	Won	3,000	Won	4,000
Type B		—		5%		10%		—

[Optional discount based on the subscription period (SHOW-king sponsor basic type)]

Monthly fee	Period of subscription
	12 months	18 months	24 months
Won 30,000 to Won 40,000	Discount up to Won 3,000	Discount up to Won 5,000	100% discount (up to Won 10,000)
More than Won 40,000	Additional 10% discount

➢	VAT excluded

➢	Renewing contracts before November 1, 2008 will be applied a 3% discount for a two-year contract and a 5% discount for a three-year contract. Customers need to renew their contract to apply for changed discount rates.

➢	Customers who applied for contract renewal or bundling products will no longer be eligible for “additional discounts” if they have contracts that exceed a three-year term.

➢	Internet contract renewal is only available one a one-time basis, and is only available for over three-year Lite users and over four-year Special users.

➢	Olleh GiGA internet compact/olleh GiGA internet are only applicable of type A

[Smart-sponsor Discount Plans]

				(Unit: Won/Month, VAT excluded)
Type of plan	Basic fee	Amount of monthly discount		Amount of total discount
		1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
i-slim	34,000	5,000	13,000	60,000	312,000
i-teen	34,000	5,000	13,000	60,000	312,000
i-light/talk	44,000	8,000	16,000	96,000	384,000
i-value	54,000	10,000	18,000	120,000	432,000
i-medium	64,000	13,000	21,000	156,000	504,000
i-special	78,000	16,000	24,000	192,000	576,000
i-premium	94,000	22,000	30,000	264,000	720,000
DIY 340	34,000	5,000	13,000	60,000	312,000
DIY 440	44,000	8,000	16,000	96,000	384,000
DIY 540	54,000	11,000	19,000	132,000	456,000
DIY 640	64,000	13,000	21,000	156,000	504,000
DIY 790	79,000	16,000	24,000	192,000	576,000
Style 270	27,000	1,500	8,500	18,000	204,000
Style 320	32,000	3,000	11,000	36,000	264,000
Style 350	35,000	5,000	13,000	60,000	312,000
Style 450	45,000	8,000	16,000	96,000	384,000
Style 550	55,000	10,000	18,000	120,000	432,000
Style 750	75,000	15,000	23,000	180,000	552,000
Style 950	95,000	22,000	30,000	264,000	720,000
Al-smart 340	34,000	5,000	11,000	60,000	264,000
Al-smart 440	44,000	7,000	14,500	84,000	348,000
Campus-smart 340	34,000	5,000	13,000	60,000	312,000
Campus-smart 440	44,000	8,000	16,000	96,000	384,000

➢	VAT excluded.

➢	If contract is cancelled before its minimum term, customers would have to return tariff discounts that were applied

➢	When contracted for 2-years, tariff discounts are applied till 30 months, and after contract periods cancellation penalties are not levied

[Wireless/Wireline On-net Unlimited Voice Plans]

•	Applies to two tariff plans: the i-Premium and the Voice 2000 tariff plan.

•	Customers under these two plans are available for wireline/wireless on-net unlimited voice service.

(Unit: Won/Month, VAT excluded)
Tariff Plan	i-Premium	Voice 2000(subscription limited)
Basic Fee	94,000	96,000
Basic Service	Wireline/wireless on-net voice unlimited	Wireline/wireless on-net voice unlimited
	Off-net 800 minutes	Off-net 2000 minutes
	SMS 1,000 units	None
	Data Unlimited	None
Tariff discount (if subscribed to SHOW-king Sponsor)	22,000	25,000

➢	VAT excluded.

[i-Teen and Silver Tariff Plan]

(Unit: Won/Month, VAT excluded)
Tariff Plan	i-Teen	Hyo
Basic Fee	34,000	8,800
Available Subscribers	Teens under 18	Ages 65 and over
Free Benefits	29,000 Al	Voice 30 minutes/Video Chat 30 minutes
	SMS 4,000 units	SMS 30 units
	-	For one designated line, 30% voice discount Provision of “Smart Safeguard”
Tariff discount (if subscribed to SHOW-king Sponsor)	13,000	-

➢	VAT excluded

[Tethering Service Policy]

•	When connected to internet service by tethering, (if not noticed otherwise) data will be deducted against the customers’ basic tariff plan that includes the data provision (Data plus monthly price plan, i-tariff plan, LTE tariff plan).

[(3G) Data Sharing Service]

•	Price: Won 3,000/month

•	Without an additional subscription fee or basic fee, customers can enjoy data sharing service (up to 5 lines for modem)

•	Data can be shared within the standard data that are stated in each tariff plan

[LTE Data Sharing Service]

•	Price: 7,500won/month per device

•	For customers under the LTE tariff plan, LTE data sharing service is provide for free up to 2 smart devices (pad, smart PC, smart camera and etc.). Starting from the third device, Won 7,500/month will be additionally levied.

[Data Roll-Over Service]

•	Without additional fee, data can be rolled over to the next month.

•	Applicable tariff plan: Wireline/wireless unlimited voice(LTE/3G), Everybody Olleh(LTE/3G), LTE-G550/G650/G750/850/1000/1250: i-Slim/Talk/Light.

A La Carte Plans

•	Adjustable voice/data/SMS volumes at own choice with fixed free basic volume.

	(Unit: Won, VAT excluded)
Price plan	Basic fee	Charge				Adjustable volume	SHOW-king sponsor discount
		Voice	SMS	Data
		(per 10 seconds)	(per one)	(per 0.5KB)
A La Carte 340	34,000	18	20	0.25	Free data of 50MB offering	25,000	5,000
A La Carte 440	44,000	18	20	0.25		36,000	8,000
A La Carte 540	54,000	18	20	0.25		48,000	11,000
A La Carte 640	64,000	18	20	0.25		67,000	13,000
A La Carte 790	79,000	18	20	0.25		96,000	16,000

Unlimited 3G Data Plans

•	Subscribers who signed up for the basic fees at a minimum of Won 54,000 can use unlimited 3G data services with no additional charges.

(Unit: Won, Minute)
		Carryover data plans			Unlimited data plans
Basic Fee		i-Slim	i-Talk	i-Lite	i-Value	i-Medium	i-Special	i-Premium
		34,000	44,000	44,000	54,000	64,000	78,000	94,000
Benefits	Voice	150	250	200	300	400	600	Unlimited on-net 800 minutes off-net
	SMS	200	300			400	600	1,000
	Data	Data roll-over			Unlimited 3G data
		100MB	100MB	500MB
		Unlimited WiFi data

➢	The same applies to iPhone lifetime tariff plan, VAT excluded.

Olleh Data Forever

•	3G tariff plan that are usable on tablet PC such as i-pad and etc.

	(Unit: Won, Minute)
Product	Basic fee	Data	After data exceeds	Tariff discounts	Additionally provided
Data forever 4G	42,500	4G	0.025won/0.5KB	18,000	WiFi Single Ucloud 50G
Data forever 2G	27,500	2G		11,500
Data forever 1G	22,500	1G		10,000

➢	VAT excluded

Al Smart Tariff Plan

•	Smartphone teen user suitable tariff plan

•	Unlimited Al-roll-over: Without any additional cost or period constraint up-to 150k AL can be rolled over

	(Unit: Won, VAT excluded)
Price plan	Basic fee	Charge			Adjustable volume	SHOW-king sponsor discount (Monthly)
		Voice	SMS	Data
		(per 10 seconds)	(per one)	(per 0.5KB)
AL Smart 190	19,000	25 AL	15 AL	0.02 AL	Basic AL 20,000 Data 150MB SMS 20,000 AL
AL Smart 240	24,000				Basic AL 28,000 Data 300MB SMS 20,000 AL
AL Smart 340	34,000				Basic AL 34,000 Data 500MB SMS 20,000 AL	11,000
AL Smart 440	44,000				Basic AL 52,000 Data 1GB SMS 20,000 AL	14,500

➢	VAT excluded

Kids AL115(3G) Tariff Plan

•	Tariff plan suitable for kids using 3G Smartphone

(Unit: Won, VAT excluded)
Price plan	Basic fee	Charge			Service provided
		Voice	SMS	Data
		(per 10 seconds)	(per one)	(per 0.5KB)
Kids AL 115(3G)	11,500	25 AL	15 AL	0.02 AL	Basic AL 12,000, SMS 750 AL ‘Smart Protection’ service free ‘’Safe Kids Phone’ service free

➢	VAT excluded

Net Tariff Plan(3G)

•	Net tariff plan that is free from tariff discount penalty

	(Unit: Won/Month, VAT excluded)
Type of plan	Basic fee	Voice (minute)	SMS (one)	Data (GB)	Others
Net Unlimited 3G 51	51,000	Unlimited	Unlimited	5
Net Unlimited 3G 61	61,000	Unlimited	Unlimited	10
Net Unlimited 3G 77	77,000	Unlimited	Unlimited	17
Net Unlimited 3G 99	99,000	Unlimited	Unlimited	25
Net Everybody olleh 28	28,000	130	Unlimited	750MB	Wireless on-net unlimited
Net Everybody olleh 34	34,000	185	Unlimited	1.5	Wireless on-net unlimited
Net Everybody olleh 41	41,000	250	Unlimited	2.5	Wireless on-net unlimited
Net i-slim	21,000	150	200	100MB
Net i-value	36,000	300	300	Unlimited
Net-talk share 23	23,000	Video chat 120	1,000	300MB
Net-voice share 23	23,000	250	100	300MB
Net AL 23	23,000	34,000 AL	20,000 AL	500MB
Net Golded 20	20,000	20,000 AL	—	300MB	30% discount on domestic voice for 3 designated lines ‘Smart Protection’ for free

➢	VAT excluded.

LTE Plans

•	Tariff plan for LTE services.

•	“Safe Block Service” option available for customers to prevent billing shock on data over-consumption.

•	Three-months “Data safe-zone (provides additional 20% of basic data that are provided based on each tariff plan)” is provided to customers who do not select the “Safe Block Service.”

	(Unit: Won, VAT excluded)
Plan	Basic fee	Charge			Benefit
		Voice	SMS	Data
		(per second)	(per unit)	(per 0.5KB)
LTE-340	34,000	1.8	20	0.01	Voice 160 minutes Data 750MB, SMS 200
LTE-420	42,000	1.8	20	0.01	Voice 200 minutes Data 1.5GB, SMS 200
LTE-520	52,000	1.8	20	0.01	Voice 250 minutes Data 2.5GB, SMS 250
LTE-G550	55,000	1.8	20	0.01	Voice 250 minutes Wireless on-net 3,000minutes Data 2.5GB, SMS 250
LTE-620	62,000	1.8	20	0.01	Voice 350 minutes Data 6GB, SMS 350
LTE-G650	65,000	1.8	20	0.01	Voice 350 minutes Wireless on-net 3,000minutes Data 6GB, SMS 350
LTE-720	72,000	1.8	20	0.01	Voice 450 minutes Data 10GB, SMS 450
LTE-G750	75,000	1.8	20	0.01	Voice 450 minutes Wireless on-net 3,000minutes Data 10GB, SMS 450
LTE-850	85,000	1.8	20	0.01	Voice 650 minutes Wireless on-net 3,000minutes Data 14GB, SMS 650
LTE-1000	100,000	1.8	20	0.01	Voice 1050 minutes Wireless on-net 3,000minutes Data 20GB, SMS 1050
LTE-1250	125,000	1.8	20	0.01	Voice 1250 minutes Wireline/Wireless unlimited Data 25GB, SMS 2500

Voice promotion for olleh subscribers

Tariff Plan	Basic Fee	On-net voice provided	Others
LTE-520	52,000	1000 minutes	Only applicable for subscribers before June 30, 2012
LTE-620	62,000	3000 minutes
LTE-720	72,000	5000 minutes
LTE-850	85,000	7000 minutes
LTE-1000	100,000	10000 minutes

➢	VAT excluded.

LTE Sponsor Tariff Plan

	(Unit: Won, VAT excluded)
Category		Monthly discount		Total discount
Plan	Basic fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
LTE-340	34,000	2,500	7,000	30,000	168,000
LTE-420	42,000	7,000	11,000	84,000	264,000
LTE-520	52,000	10,000	14,000	120,000	336,000
LTE-G550	55,000	10,000	14,000	120,000	336,000
LTE-620	62,000	12,000	16,000	144,000	384,000
LTE-G650	65,000	12,000	16,000	144,000	384,000
LTE-720	72,000	14,000	18,000	168,000	432,000
LTE-G750	75,000	14,000	18,000	168,000	432,000
LTE-850	85,000	16,000	20,000	192,000	480,000
LTE-1000	100,000	20,000	24,000	240,000	576,000
LTE-1250	125,000	26,000	30,000	312,000	720,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

LTE Plan with strengthened data benefits

•	For the seven types of LTE tariff plans, the data provision would be strengthened by 1.5 to 2.0 times.

Tariff Plan	As-Is	To-Be
LTE-340	500MB	750MB
LTE-420	1GB	1.5GB
LTE-520	1.5GB	2.5GB
LTE-620	3GB	6GB
LTE-720	5GB	10GB
LTE-850	7GB	14GB
LTE-1000	10GB	20GB

Everybody Olleh tariff plan launched – LTE 8 type, 3G 3 type

•	Provide unlimited voice, video chat and SMS between Olleh customers

•	Three-months “Data safe-zone (provides additional 20% of basic data that are provided based on each tariff plan)” is provided to customers who do not select the “Safe Block Service.”

	(Unit: Won/Month, VAT excluded)
Tariff Plan	Basic Fee	Voice(Minutes)		SMS	Data
		On-net	Off-net
Everybody Olleh 35(LTE/3G)	35,000	Unlimited (Wireless)	130	Unlimited	750MB
Everybody Olleh 45(LTE/3G)	45,000		185		1.5GB
Everybody Olleh 55(LTE/3G)	55,000		250		2.5GB
Everybody Olleh 65(LTE/3G)	65,000		350		6GB
Everybody Olleh 75(LTE/3G)	75,000		450		10GB
Everybody Olleh 85(LTE/3G)	85,000		650		14GB
Everybody Olleh 100(LTE/3G)	100,000		1,050		20GB

LTE/Smart-Sponsor Tariff Discounts

	(Unit: Won/Month, VAT excluded)
Category		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
Everybody Olleh 35(LTE/3G)	35,000	2,500	7,000	30,000	168,000
Everybody Olleh 45(LTE/3G)	45,000	7,000	11,000	84,000	264,000
Everybody Olleh 55(LTE/3G)	55,000	10,000	14,000	120,000	336,000
Everybody Olleh 65(LTE/3G)	65,000	12,000	16,000	144,000	384,000
Everybody Olleh 75(LTE/3G)	75,000	14,000	18,000	168,000	432,000
Everybody Olleh 85(LTE/3G)	85,000	16,000	20,000	192,000	480,000
Everybody Olleh 100(LTE/3G)	100,000	20,000	24,000	240,000	576,000
Everybody Olleh 125(LTE/3G)	125,000	26,000	30,000	312,000	720,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

Wireline/Wireless unlimited voice tariff plan launched – applies to LTE & 3G

•	Provides wireline, wireless unlimited voice and SMS (includes off-net voice).

(1)	Wireline/Wireless unlimited voice tariff plan (3G)

	(Unit: Won/Month, VAT excluded)
Tariff Plan	Basic Fee	Vocie	SMS	Data
Unlimited Voice 67(3G)	67,000	Unlimited	Unlimited	5GB
Unlimited Voice 77(3G)	77,000			9GB
Unlimited Voice 97(3G)	97,000			17GB
Unlimited Voice 129(3G)	129,000			Unlimited

(2)	Wireline/Wireless unlimited voice tariff plan (LTE)

			(Unit: Won/Month, VAT excluded)
Tariff Plan	Basic Fee	Vocie	SMS	Data	Cream Pack (Contents Pack)
Unlimited Voice 67(LTE)	67,000	Unlimited	Unlimited	5GB
Unlimited Voice 77(LTE)	77,000			9GB
Unlimited Voice 79(LTE)	79,000			Unlimited
Unlimited Voice 87(LTE)	87,000				For Free
Unlimited Voice 97(LTE)	97,000
Unlimited Voice 129(LTE)	129,000

LTE/Smart-Sponsor Tariff Discounts

(Unit: Won/Month, VAT excluded)
Category		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
Unlimited Voice 67(LTE/3G)	67,000	12,000	16,000	144,000	384,000
Unlimited Voice 77(LTE/3G)	77,000	14,000	18,000	168,000	432,000
Unlimited Voice 79(LTE/3G)	79,000	14,000	18,000	168,000	432,000
Unlimited Voice 87(LTE/3G)	87,000	16,000	20,000	192,000	480,000
Unlimited Voice 97(LTE/3G)	97,000	16,000	20,000	192,000	480,000
Unlimited Voice 129(LTE/3G)	129,000	26,000	30,000	312,000	720,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

[Wideband Unlimited tariff plan (LTE)]

•	Unlimited data plan

•	Unlimited voice plan for one designated on-net line (applies to 67/73.5/77/84.5)

(Unit: Won/Month, VAT excluded)
Tariff Plan	Basic Fee	Vocie	SMS	Data
Wideband Unlimited 67	67,000	100 minutes	100	Unlimited
Wideband Unlimited 73.3 (on-net unlimited)	73,300	100 minutes (on-net unlimited)	Unlimited
Wideband Unlimited 73.5	73,500	180 minutes
Wideband Unlimited 77	77,000	300 minutes
Wideband Unlimited 79.8 (on-net unlimited)	79,800	180 minutes (on-net unlimited)
Wideband Unlimited 83.3 (on-net unlimited)	83,300	300 minutes (on-net unlimited)
Wideband Unlimited 84.5	84,500	400 minutes
Wideband Unlimited 100	100,000	Unlimited

LTE/Smart-Sponsor Tariff Discounts

(Unit: Won/Month, VAT excluded)
Category		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
Wideband Unlimited 67	67,000	12,000	16,000	144,000	384,000
Wideband Unlimited 73.3 (on-net unlimited)	73,300	14,000	18,000	168,000	432,000
Wideband Unlimited 73.5	73,500	14,000	18,000	168,000	432,000
Wideband Unlimited 77	77,000	14,000	18,000	168,000	432,000
Wideband Unlimited 79.8 (on-net unlimited)	79,800	14,000	18,000	168,000	432,000
Wideband Unlimited 83.3 (on-net unlimited)	83,300	14,000	18,000	168,000	432,000
Wideband Unlimited 84.5	84,500	14,000	18,000	168,000	432,000
Wideband Unlimited 100	100,000	20,000	24,000	240,000	576,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

LTE A La Carte Plans

•	Adjustable data, voice + SMS at own choice

Price plan	Basic fee	Voice	SMS	Data
A La Carte 100 minutes, 250MB	24,000	100 minutes	100	250MB
A La Carte 100 minutes, 1GB	30,000			1GB
A La Carte 100 minutes, 2GB	35,000			2GB
A La Carte 100 minutes, 3GB	41,000			3GB
A La Carte 100 minutes, 6GB	48,500			6GB
A La Carte 100 minutes, 10GB	55,500			10GB
A La Carte 180 minutes, 250MB	32,000	180 minutes	180	250MB
A La Carte 180 minutes, 1GB	36,000			1GB
A La Carte 180 minutes, 2GB	45,000			2GB
A La Carte 180 minutes, 3GB	52,000			3GB
A La Carte 180 minutes, 6GB	56,000			6GB
A La Carte 180 minutes, 10GB	62,000			10GB
A La Carte 300 minutes, 250MB	45,000	300 minutes	300	250MB
A La Carte 300 minutes, 1GB	49,000			1GB
A La Carte 300 minutes, 2GB	55,000			2GB
A La Carte 300 minutes, 3GB	56,000			3GB
A La Carte 300 minutes, 6GB	59,000			6GB
A La Carte 300 minutes, 10GB	65,000			10GB
A La Carte 400 minutes, 250MB	54,500	400 minutes	400	250MB
A La Carte 400 minutes, 1GB	59,000			1GB
A La Carte 400 minutes, 2GB	63,000			2GB
A La Carte 400 minutes, 3GB	64,000			3GB
A La Carte 400 minutes, 6GB	66,000			6GB
A La Carte 400 minutes, 10GB	69,000			10GB
Wireline/Wireless Unlimited 250MB	64,500	Unlimited	Unlimited	250MB
Wireline/Wireless Unlimited 1GB	65,000			1GB
Wireline/Wireless Unlimited 2GB	65,500			2GB
Wireline/Wireless Unlimited 3GB	66,000			3GB
Wireline/Wireless Unlimited 6GB	76,000			6GB
Wireline/Wireless Unlimited 10GB	84,000			10GB
On-net unlimited A La Carte 100 minutes, 250MB	30,300	100 minutes (On-net Wireless Unlimited)	100	250MB
On-net unlimited A La Carte 100 minutes, 1GB	36,300			1GB
On-net unlimited A La Carte 100 minutes, 2GB	41,300			2GB
On-net unlimited A La Carte 100 minutes, 3GB	47,300			3GB
On-net unlimited A La Carte 100 minutes, 6GB	50,200			6GB
On-net unlimited A La Carte 100 minutes, 10GB	61,800			10GB
On-net unlimited A La Carte 180 minutes, 250MB	33,200	180 minutes (On-net Wireless Unlimited)	180	250MB
On-net unlimited A La Carte 180 minutes, 1GB	39,000			1GB
On-net unlimited A La Carte 180 minutes, 2GB	51,000			2GB
On-net unlimited A La Carte 180 minutes, 3GB	55,200			3GB
On-net unlimited A La Carte 180 minutes, 6GB	59,200			6GB
On-net unlimited A La Carte 180 minutes, 10GB	68,300			10GB
On-net unlimited A La Carte 300 minutes, 250MB	51,300	300 minutes (On-net Wireless Unlimited)	300	250MB
On-net unlimited A La Carte 300 minutes, 1GB	55,300			1GB
On-net unlimited A La Carte 300 minutes, 2GB	59,200			2GB
On-net unlimited A La Carte 300 minutes, 3GB	60,000			3GB
On-net unlimited A La Carte 300 minutes, 6GB	64,000			6GB
On-net unlimited A La Carte 300 minutes, 10GB	71,300			10GB

LTE Sponsor Tariff Discounts

(Unit: Won/Month, VAT excluded)
Category		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
A La Carte 100 minutes, 250MB	24,000	2,500	5,000	30,000	120,000
A La Carte 100 minutes, 1GB	30,000	2,500	5,000	30,000	120,000
A La Carte 100 minutes, 2GB	35,000	2,500	7,000	30,000	168,000
A La Carte 100 minutes, 3GB	41,000	2,500	7,000	30,000	168,000
A La Carte 100 minutes, 6GB	48,500	7,000	11,000	84,000	264,000
A La Carte 100 minutes, 10GB	55,500	10,000	14,000	120,000	336,000
A La Carte 180 minutes, 250MB	32,000	2,500	5,000	30,000	120,000
A La Carte 180 minutes, 1GB	36,000	2,500	7,000	30,000	168,000
A La Carte 180 minutes, 2GB	45,000	7,000	11,000	84,000	264,000
A La Carte 180 minutes, 3GB	52,000	10,000	14,000	120,000	336,000
A La Carte 180 minutes, 6GB	56,000	10,000	14,000	120,000	336,000
A La Carte 180 minutes, 10GB	62,000	12,000	16,000	144,000	384,000
A La Carte 300 minutes, 250MB	45,000	7,000	11,000	84,000	264,000
A La Carte 300 minutes, 1GB	49,000	7,000	11,000	84,000	264,000
A La Carte 300 minutes, 2GB	55,000	10,000	14,000	120,000	336,000
A La Carte 300 minutes, 3GB	56,000	10,000	14,000	120,000	336,000
A La Carte 300 minutes, 6GB	59,000	10,000	14,000	120,000	336,000
A La Carte 300 minutes, 10GB	65,000	12,000	16,000	144,000	384,000
A La Carte 400 minutes, 250MB	54,500	10,000	14,000	120,000	336,000
A La Carte 400 minutes, 1GB	59,000	10,000	14,000	120,000	336,000
A La Carte 400 minutes, 2GB	63,000	12,000	16,000	144,000	384,000
A La Carte 400 minutes, 3GB	64,000	12,000	16,000	144,000	384,000
A La Carte 400 minutes, 6GB	66,000	12,000	16,000	144,000	384,000
A La Carte 400 minutes, 10GB	69,000	12,000	16,000	144,000	384,000
Wireline/Wireless Unlimited 250MB	64,500	12,000	16,000	144,000	384,000
Wireline/Wireless Unlimited 1GB	65,000	12,000	16,000	144,000	384,000
Wireline/Wireless Unlimited 2GB	65,500	12,000	16,000	144,000	384,000
Wireline/Wireless Unlimited 3GB	66,000	12,000	16,000	144,000	384,000
Wireline/Wireless Unlimited 6GB	76,000	14,000	18,000	168,000	432,000
Wireline/Wireless Unlimited 10GB	84,000	14,000	18,000	168,000	432,000
On-net unlimited A La Carte 100 minutes, 250MB	30,300	2,500	5,000	30,000	120,000
On-net unlimited A La Carte 100 minutes, 1GB	36,300	2,500	7,000	30,000	168,000
On-net unlimited A La Carte 100 minutes, 2GB	41,300	2,500	7,000	30,000	168,000
On-net unlimited A La Carte 100 minutes, 3GB	47,300	7,000	11,000	84,000	264,000
On-net unlimited A La Carte 100 minutes, 6GB	50,200	7,000	11,000	84,000	264,000
On-net unlimited A La Carte 100 minutes, 10GB	61,800	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 180 minutes, 250MB	33,200	2,500	5,000	30,000	120,000
On-net unlimited A La Carte 180 minutes, 1GB	39,000	2,500	7,000	30,000	168,000
On-net unlimited A La Carte 180 minutes, 2GB	51,000	7,000	11,000	84,000	264,000
On-net unlimited A La Carte 180 minutes, 3GB	55,200	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 180 minutes, 6GB	59,200	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 180 minutes, 10GB	68,300	12,000	16,000	144,000	384,000
On-net unlimited A La Carte 300 minutes, 250MB	51,300	7,000	11,000	84,000	264,000
On-net unlimited A La Carte 300 minutes, 1GB	55,300	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 300 minutes, 2GB	59,200	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 300 minutes, 3GB	60,000	10,000	14,000	120,000	336,000
On-net unlimited A La Carte 300 minutes, 6GB	64,000	12,000	16,000	144,000	384,000
On-net unlimited A La Carte 300 minutes, 10GB	71,300	12,000	16,000	144,000	384,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

[Wearable tariff plan]

•	Tariff plan for wearable devices

(Unit: Won/Month, VAT excluded)
Tariff Plan	Basic Fee	Vocie	SMS	Data	Others
Wearable tariff plan	8,000	50 minutes	250	100MB	Free switch over of incoming calls

[Net Tariff Plan (LTE)

•	Net tariff plan that is free from tariff discount penalty

(Unit: Won/Month, VAT excluded)
Type of plan	Basic fee	Voice (minute)	SMS (one)	Data (GB)	Others
Net Unlimited 51	51,000	Unlimited	Unlimited	5
Net Unlimited 61	61,000	Unlimited	Unlimited	Unlimited
Net Unlimited 67	67,000	Unlimited	Unlimited		Free cream pack
Net Unlimited 77	77,000	Unlimited	Unlimited
Net Unlimited 97	99,000	Unlimited	Unlimited
Net Wideband Unlimited 51	51,000	100	100	Unlimited	On-net unlimited for designated one line
Net Everybody olleh 28	28,000	130	Unlimited	750MB	On-net wireless unlimited
Net Everybody olleh 34	34,000	185	Unlimited	1.5	On-net wireless unlimited
Net Everybody olleh 41	41,000	250	Unlimited	2.5	On-net wireless unlimited
Net-talk share 27	27,000	Video chat 120	1,000	1
Net-voice share 27	27,000	250	100	1
Net-talk share 53	53,000	Video chat 600	Unlimited	5
Net teems safe data 34	34,000	52,000 AL	20,000 AL	2	400kbps data unlimited
Net AL 27	27,000	34,000 AL	20,000 AL	500MB
Net Golded 20	20,000	20,000 AL	—	500MB	30% discount on domestic voice for 3 designated lines ‘Smart Protection’ for free
Net alliance 51	51,000	400	400	5	Oil coupon

[Simple Discount Program]

•	Tariff discount on self-supplied handsets

(Unit: Won, VAT excluded)
Plans		Monthly Discount		Total Discount
Tariff Plan	Basic Fee	1-yr subscription	2-yr subscription	1-yr subscription	2-yr subscription
LTE-340	34,000	2,500	7,000	30,000	168,000
LTE-420	42,000	7,000	11,000	84,000	264,000
LTE-520	52,000	10,000	14,000	120,000	336,000
LTE-G550	55,000	10,000	14,000	120,000	336,000
LTE-620	55,000	10,000	14,000	120,000	336,000
LTE-G650	62,000	12,000	16,000	144,000	384,000
LTE-720	65,000	12,000	16,000	144,000	384,000
LTE-G750	72,000	14,000	18,000	168,000	432,000
LTE-850	75,000	14,000	18,000	168,000	432,000
LTE-1000	85,000	16,000	20,000	192,000	480,000
LTE-1250	100,000	20,000	24,000	240,000	576,000
LTE-Golden 275	125,000	26,000	30,000	312,000	720,000
LTE-Al 240	24,000	1,000	1,000	12,000	24,000
LTE-Al 340	34,000	2,500	7,000	30,000	168,000
LTE-Al 420	42,000	7,000	11,000	84,000	264,000
LTE-Al 520	52,000	10,000	14,000	120,000	336,000
LTE-voice share 34	34,000	2,500	7,000	30,000	168,000
LTE-talk share 34	34,000	2,500	7,000	30,000	168,000
LTE-talk share 69	69,000	12,000	16,000	144,000	384,000
Unlimited Voice 67(LTE/3G)	67,000	12,000	16,000	144,000	384,000
Unlimited Voice 77(LTE/3G)	77,000	14,000	18,000	168,000	432,000
Unlimited Voice 77(LTE)	79,000	16,000	18,000	168,000	432,000
Unlimited Voice 87(LTE)	87,000	16,000	20,000	192,000	480,000
Unlimited Voice 97(LTE/3G)	97,000	16,000	20,000	192,000	480,000

Unlimited Voice 129(LTE/3G)	129,000	26,000	30,000	312,000	720,000
Everybody Olleh 35(LTE/3G)	35,000	2,500	7,000	30,000	168,000
Everybody Olleh 45(LTE/3G)	45,000	7,000	11,000	84,000	264,000
Everybody Olleh 55(LTE/3G)	55,000	10,000	14,000	120,000	336,000
Everybody Olleh 65(LTE/3G)	65,000	12,000	16,000	144,000	384,000
Everybody Olleh 75(LTE/3G)	75,000	14,000	18,000	168,000	432,000
Everybody Olleh 85(LTE/3G)	85,000	16,000	20,000	192,000	480,000
Everybody Olleh 100(LTE/3G)	100,000	20,000	24,000	240,000	576,000
Everybody Olleh 125(LTE/3G)	125,000	26,000	30,000	312,000	720,000
i-slim, i-teen	34,000	5,000	13,000	60,000	312,000
i-light, i-talk	44,000	8,000	16,000	96,000	384,000
i-value	54,000	10,000	18,000	120,000	432,000
i-midium	64,000	13,000	21,000	156,000	504,000
i-special	78,000	16,000	24,000	192,000	576,000
i-premium	94,000	22,000	30,000	264,000	720,000
Smart talk/voice share	34,000	5,000	13,000	60,000	312,000
Golden smart 275	27,500	2,500	7,500	30,000	180,000
Campus smart 340	34,000	5,000	13,000	60,000	312,000
Campus smart 440	44,000	8,000	16,000	96,000	384,000
Al smart 340	34,000	5,000	11,000	60,000	264,000
Al smart 440	44,000	7,000	14,500	84,000	348,000
Style 270	27,000	1,500	8,500	18,000	204,000
Style 320	32,000	3,000	11,000	36,000	264,000
Style 350	35,000	5,000	13,000	60,000	312,000
Style 450	45,000	8,000	16,000	96,000	384,000
Style 550	55,000	10,000	18,000	120,000	432,000
Style 750	75,000	15,000	23,000	180,000	552,000
Style 950	95,000	22,000	30,000	264,000	720,000
A La Carte 340	34,000	5,000	13,000	60,000	312,000
A La Carte 440	44,000	8,000	16,000	96,000	384,000
A La Carte 540	54,000	11,000	19,000	132,000	456,000
A La Carte 640	64,000	13,000	21,000	156,000	504,000
A La Carte 790	79,000	16,000	24,000	192,000	576,000

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

➢	If the two year contract is selected, tariff discounts would be applied for a period of 30 months.

[My family Wireless Discount]

•	Tariff plan for wearable devices

Basic Fee	Under 34k	34~under 67k	67~under 87k	87~under 97k	Over 97k
Discount on lines	1,000 won	3,000 won	5,000 won	7,000 won	10,000 won

➢	VAT excluded

➢	No contract period and no penalty

➢	If New/Rentention/Re-contract subscribers bundle within end next month, discount provided for 24 months

➢	Non-applicable for existing wireline-wireless bundle users

[Tariff Discount]

•	‘Tariff Discount’ benefit provided for subscribers who do not choose handset subsidies

•	Monthly discount: On 2-year Smart/LTE sponsor net tariff X discount is applied (X = 12% discount rate as of Feb 2015)

(Unit: Won, VAT excluded)
Discount Example	Basic Fee	2-yr subscription		1-yr subscription
		Sponsor Discount	Tariff Discount	Sponsor Discount	Tariff Discount
Net Unlimited 67 (LTE)	67,000		-8,050		-8,050
Net Unlimited 51 (LTE)	51,000		-6,150		-6,150
Unlimited 67 (LTE)	67,000	-16,000	-6,150	-12,000	-6,150
LTE-340	34,000	-7,000	-3,250	-2,500	-3,250
Standard	11,000		-1,350		-1,350
Piety	8,800		-1,100		-1,100

➢	Discount provided during contract term

➢	If the contract is cancelled before its minimum term, customers will have to return the tariff discounts that were applied

[Subscription Fee Lowered]

•	Apply date: Aug 30, 2014

Category	Before	After	Total Discount Amount
Subscription Fee	14,400 won	7,200 won (50% discount)	7,200 won (50% discount)

➢	VAT included

[Feature Phone Data Rate Lowered]

•	Feature phone data rate lowered to 0.25won/0.5KB

Before		After
Single Product	By Service
Single Rate 1.5won/0.5KB	Text 4.5won/0.5KB	0.25won/0.5KB
Multi-media 1.75won/0.5KB
VOD 0.45won/0.5KB
Internet Direct Connection 0.25won/0.5KB

[LTE Prepaid Price Plan]

Category	Basic Fee (per day)	Voice (per second)
LTE charge standard	0 won	4.4 won
LTE charge light	166 won	3.9 won
LTE charge medium	266 won	3.4 won

➢	Video chat 6.0won/second, SMS 22won/one, LMS 33won/one, MMS 220won/one

➢	Wireless Data(per packet): 22.5won/MB

Category	Price Level
	Basic Fee	Voice	Data
LTE simple charge data-plus 500MB	8,000 won		500MB
LTE simple charge data-plus 1GB	13,000 won		1GB
LTE simple charge data-plus 2GB	18,000 won		2GB

(4) Sales Strategy

(a) Mobile Service

•	Enhancing leadership and competitiveness in the smartphone and emerging devices market: expanding the smartphone subscriber base and pioneering tablet PC and wearable device market.

•	Strengthening competitiveness by utilizing a differentiating network: Maintaining LTE leadership with a seamless wideband LTE-A coverage and better quality.

•	Attracting high ARPU users by offering free WiFi/uCloud services to subscribers who signed for higher plans.

•	Offering differentiated services experience after forming an optimized customer service structure to smartphone users.

•	Controlling marketing expenses by introducing a new sales program which provides for a special tariff discount instead of a handset subsidy.

•	Strengthening a customer retention policy targeting the long-term contract customers whose contract period has matured.

(b) IPTV Service

•	Promoting IPTV (olleh TV) products to our existing internet subscribers.

•	Expanding the client base by offering free set-top box rentals (with a three-year subscription contract) and opportunities to experience KT services.

•	Increasing synergy with Skylife by providing a hybrid product to strengthen customer retention and to promote up-selling.

(c) Broadband Internet Service

•	Strengthening competitiveness of All-IP based products and solidifying a No.1 market stance with active FTTH investment.

•	Expanding synergies with smart home businesses such as IPTV, home pad and Kibot.

•	Satisfying a diverse range of customer needs by providing differentiated value-added services.

•	Promoting specialized high-quality and optimized products by analyzing patterns of users.

(d) Telephone Service

•	Minimizing PSTN line loss by customer segmentation.

•	Expanding a new customer base.

•	Discovering a new business model and promoting remodeling.

(e) WiBro Service

•	Enhancing service competitiveness with nationwide coverage of 83 cities and position as ‘mobile WiFi’ with 11,000 of nationwide WiFi hot zones.

•	Planning to expand WiBro emerging devices Pad, WiMax imbedded device, etc.).

•	Increasing subscriber base by expanding distribution channels and terminal competitiveness.

•	Designing various plans such as 3G/LTE bundling plan, fixed-mobile bundling plan, and WiBro only plan, etc.

•	Improving brand value by proactive promotion and marketing.

•	KT Sat

Our sales organization is based at our headquarters and our mobile satellite business division has a sales office in Busan. For overseas repeaters sale, we operate sales offices in Jakarta and Dubai. With respect to other services, including Inmarsat, we conduct business through special distribution channels.

•	KT Powertel

Through direct sales organizations and cosigned dealers, KT Powertel is selling TRS services (voice and wireless data products) to customers. KT Powertel is providing cosigned dealers with a management fee of 6~9% of customer charges for 60 months. After 60 months, 7% of customer charges are paid to cosigned dealers as a long-term customer care fee.

•	Olleh Rwanda Network Ltd

Olleh Rwanda Network(ORN) is the 4G network wholesaler in Rwanda. ORN focuses on increasing 4G service recognition and expanding sales volume through cooperation with mobile retailer.

•	Credit Cards Business (BC Card)

BC Card performs credit card (including debit card) issuing and payment processing based on the contract with credit card companies. BC card targets providing card issuances and payment processing services to more credit card companies.

•	Satellite Broadcasting (KT Skylife)

KT Skylife currently has four different sales channels: 1) local channels; 2) KT; 3) customer centers and 4) KT Skylife’s head office. There are 227 sales offices which are organized under seven branches (three in Seoul and one each in Daejeon, Daegu, Busan, and Gwangju). KT Skylife is offering “olleh TV Skylife” through KT’s inbound and outbound sales channels. On December 2012 and September 2013, KT Skylife is offering expanded bundled products like “LTE together olleh” and “All-Right,” which are bundled products of KT’s fixed and mobile LTE services. Two customer service centers are located in Suwon and Gwangju, providing customer services and retention services like HD product promotion and new subscriber acquisition. In order to strengthen direct and indirect sales channels, KT Skylife is utilizing its homepage and partnership marketing with public offices and on-line companies.

•	Car Rental Business (KT Rental)

(1) Marketing Organizational Structure

Business	Department	Structure
Car Rental	Marketing department	5 teams, 1 center
	Strategic marketing department	3 teams
	New business planning department	4 teams, 1 laboratory, 1 TF, 6 reservation centers
	1st Sales department	2 teams, 9 offices, 17 branches, 14 reservation centers
	2nd Sales department	1 team, 13 offices, 12 branches
	3rd Sales department	1 team, 25 offices, 20 branches, 7 reservation centers
	4th Sales department	1 team, 12 offices, 15 branches, 1 reservation center
Equipment Rental	Equipment rental department	5 teams, 1 TF, 2 offices, 2 local offices

(2) Sales Path

<Car Rental>

•	Long-term rental

•	Dedicated corporate customer care by strategic marketing department.

•	Attracting new customers through marketing branches.

•	Short-term rental

•	Reservation to rental service through the online and call center.

•	Attracting new customers through marketing branches.

<Equipment Rental>

•	Long-term rental

•	Corporate customer and individual customer care in each equipment’s sales parts.

•	Attracting new customers through marketing branches.

•	Dedicated marketing department for group companies.

•	Short-term rental

•	Attracting new customers through marketing branches.

•	Corporate customer and individual customer care in each equipment’s sales parts.

(3) Sales Strategy

•	Car Rentals: For short-term rentals, the company is maximizing the abundant sales branches to secure a competitive edge. For long-term rentals, the company is focusing on diversifying new clients for risk management and economy of scale. The company is utilizing ATL media, outdoor advertising, and individual promotions to intensify company’s brand recognition.

•	Equipment Rentals: OA, Telecommunication devices are sold to public agencies or sold through group affiliates. Home electronics and other consumer gadgets’ rentals operate under the ‘KT’ brand for confidence. Door-to-door sales and consigned sales are also utilized for this business.

•	Media Contents (KT Media Hub)

Through bundled products with Olleh internet and Skylife channeling services, Media Hub is focusing on customer retention and upselling. At the same time, the company is strengthening its biz-pack sales via merchandise structural improvement.

•	Real estate development, rental and management (KT Estate)

Conduct development of KT’s real estate, operate self-development project, consulting and real estate rental and management businesses.

•	Network Securities (Initech Corp)

Sales are divided by direct versus indirect sales. Upon a client’s order, products are sold and payment is received upon inspection of products. Maintenance and repair is conducted upon contract and payment is received every month.

•	Contents Distribution (KT Hitel)

The majority of the sales are conducted via internet and revenue from the portal and contents are generated from end-consumers.

•	Electronic Commerce (KT Commerce)

Because of the company’s business characteristics (B2B business with corporations being our clients), the impact of general advertising is low for our company. Instead of advertisements, we conduct educational seminars targeting business personnel. Nowadays, the media is talking about how the B2B business can bring cost cutting measures, and thus, more corporations are recognizing the value of the B2B business, setting our sales strategy as more customers have an increasing desire for diversified products.

•	Music contents (KT Music)

Through the wireline/wireless music portal we provide audio on demand (“AOD”), downloading services to customers directly, and music services as ASP to KT group and our affiliates. We also conduct consulting businesses to provide adequate music services to shops and stores.

The sale of digital sound via music sites are conducted by streaming and downloads. In addition, payment is made by credit card, on-line cash transfer, and through mobile handsets.

•	Submarine Cable Construction (KT Submarine)

From 2001, we have been participating in submarine electronic cable construction projects developed by Korea Electric Power Corporation. However, to hedge the risk of a slowdown in submarine electronic cable construction projects, we strive to diversify our portfolio.

In order to participate in overseas construction, in addition to our ordinary sales, we aggressively participate in international conferences and seminars and strive to enhance our brand image by promoting our company and our equipment.

•	Security and guards (KT Telecop)

Our sales channels which consist of internal sales staff and an outside distribution network (allied store, special partners, etc.) attracts new customers.

•	Lease and Corporate Loan (KT Capital)

KT Capital is currently conducting sales through its human resources and does not offer individual financing services.

•	Call Number Guiding Service (KTCS, KTlS)

KTIS, KTCS is currently conducting KT group’s Customer Channel, Contact Center Business, 114 Directory and Call Number Guide Service, Logistic and Distribution Business.

4. Research and Development Activities

A. Research and Development Activities

•	Telecommunication (KT)

(1) R&D Organization Structure

•	Structure (As of Dec, 2014)

•	Institute of Convergence Technology.

•	Future Convergence Business Office

•	Main Mission

•	Secure core technology for developing future businesses and strengthening competitiveness of existing businesses.

•	Research technology for next generation network.

•	Research differentiated service and technology to enhance the competiveness of ICT business.

•	Support for business feasibility study and commercialization of ICT based convergence technology in KT Group.

•	Execution of convergence service and incubation of new business project.

(2) R&D Costs

(Unit: Won, million)
	Category	2014	2013	2012
	Raw Materials	—	—	—
	Labor Costs	43,426	45,613	29,877
	Depreciation	56,426	41,246	13,378
	Commissions	0	166	1,128
	Others	347,659	214,299	436,378

	Total R&D Costs	447,512	301,324	480,760

Accounting Treatment	Research and Ordinary Development Costs	183,595	159,783	137,075
	Development Costs (Intangible Assets)	263,917	141,541	343,685
	Percentage of R&D Costs over Revenue	2.60%	1.70%	2.60%

5. Other Matters Necessary for Making Investment Decisions

A. Intellectual Property Rights

•	Telecommunication (KT)

KT holds 5,045 domestic patents and 867 overseas patents as of December 31, 2014.

•	Online Contents Production (KT Hitel)

KT Hitel holds 25 patents, and more than 10 patents application are in the process.

•	E-commerce (KT Commerce)

KT Commerce holds 3 patents, 1 utility models and 1 design.

•	Submarine Cable Construction (KT Submarine)

KT Submarine holds 1 patent.

•	Security and Guards (KT Telecop)

KT Telecop holds 30 patents, 1 utility model, 5 designs and 72 trademarks.

III. Financial Information

1. Summary of Financial Statements (Consolidated)

(Unit: Won, million)
Classification	2014	2013
Current Assets	8,750,934	9,968,449
• Cash and Cash Equivalents	1,888,663	2,070,869
• Trade and Other Receivables	4,813,761	5,292,747
• Inventories	393,271	614,062
• Other Current Assets	1,655,239	1,990,771
Non-current Assets	25,024,568	24,878,084
• Trade and Other Receivables	848,863	813,471
• Tangible Assets	16,468,196	16,386,964
• Investment Property	1,059,630	1,105,495
• Intangible Assets	3,544,033	3,827,393
• Investments in Jointly Controlled Entities and Associates	338,780	363,903
• Other Non-Current Assets	2,765,066	2,380,858

Total Assets	33,775,502	34,846,533

Current Liabilities	9,992,244	11,187,738
Non-Current Liabilities	11,992,970	10,793,885

Total Liabilities	21,985,214	21,981,623

Capital Stock	1,564,499	1,564,499
Share Premium	1,440,258	1,440,258
Retained Earnings	8,571,130	10,046,883
Accumulated Other Comprehensive Expense	25,790	24,538
Other Components of Equity	(1,260,709)	(1,320,943)
Non-Controlling Interests	1,449,320	1,109,675

Total Shareholders’ Equity	11,790,288	12,864,910

(Unit: Won million)
Classification	2014	2013
Operating Revenue	23,421,673	23,810,599
Operating Profit	(291,653)	839,343
Profit for the Period from the Continuing Operations	(966,176)	(60,251)
Profit for the Period	(966,176)	(60,251)
Number of Consolidated Companies	66	69

2. Summary of Financial Statements (Separate)

	(Unit: Won, million)
Classification		2014	2013
Current Assets		3,836,507	4,711,799
•	Cash and Cash Equivalents	469,255	1,023,946
•	Trade and Other Receivables	2,977,621	3,007,471
•	Other Financial Assets	16,433	15,002
•	Inventories	201,870	478,388
•	Estimated Assets of Sales	1,721	34,429
•	Other Current Assets	169,607	152,563
Non-Current Assets		21,083,789	20,982,095
•	Trade and Other Receivables	722,658	674,795
•	Other Financial Assets	136,581	141,760
•	Property and Equipment	12,418,683	13,087,625
•	Investment Property	694,626	564,002
•	Intangible Assets	2,443,023	2,712,527
•	Investments in Subsidiaries, Associates and Joint Ventures	3,838,200	3,361,677
•	Deferred Income Tax Assets	791,136	401,109
•	Other Non-Current Assets	38,882	38,600

Total Assets		24,920,296	25,693,894

Current Liabilities		6,330,712	7,041,105
Non-Current Liabilities		8,983,730	7,608,732

Total Liabilities		15,314,442	14,649,837

Capital Stock		1,564,499	1,564,499
Share Premium		1,440,258	1,440,258
Retained Earnings		7,729,425	9,277,248
Accumulated Other Comprehensive Income		(24,193)	(3,449)
Other Components of Shareholders’ Equity		(1,104,135)	(1,234,499)

Total Shareholders’ Equity		9,605,854	11,044,057

(Unit: Won, million)
Classification	2014	2013
Operating Revenue	17,435,803	17,937,079
Operating Profit	(719,490)	309,950
Profit for the Period	(1,141,889)	(392,311)

IV. Auditors’ Opinion

1. Auditors’ opinion on the consolidated financial statements

A. Auditor’s opinion on the consolidated financial statements

FY 2014	FY 2013	FY 2012
Samil PwC	Samil PwC	Samil PwC

B. Audit (or review) Comments

Fiscal Year	Audit (or review) Comments	Issues noted
2014	Unqualified	Not applicable
2013	Unqualified	Not applicable
2012	Unqualified	Not applicable

2. Compensation to external auditors for the last three fiscal years

A. Audit services contract

(Unit: Won million, Hours)
Fiscal Year	Auditor	Contents	Compensation	Total Time
2014	Samil PwC	Review interim financial statements	3,100	43,022
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2013	Samil PwC	Review interim financial statements	2,550	43,612
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		20-F Filing
2012	Samil PwC	Review interim financial statements	2,685	41,919
		Audit of Separate financial statements
		Audit of the consolidated financial statements
		Audit of financial statements based on US-GAAP

V. Management and Affiliated Companies

1. Overview of the Board of Directors and Committees

A. Matters on the Board of Directors

(1) Organization

As of March 27, 2015, the Board of Directors of KT consists of 11 Directors (3 Inside Directors and 8 Outsider Directors). Under the Board of Directors, KT has seven different Committees as follows; Corporate Governance Committee, Audit Committee, Outside Director Candidate Recommendation Committee, Evaluation & Compensation Committee, Executive Committee, CEO Recommendation Committee and Related-Party Transaction Committee. The Board of Directors may establish additional committees if necessary.

(2) Major Activities of the Board of Directors

Order	Date	Subject	Result of Discussion
First	Jan. 27, 2014	Approval of financial statements (separate and consolidated) of the 32nd term	Original proposal approved
		Business reports of the 32nd term	Original proposal approved
		Proceed to Split Off & Merger and Proposal on disposure of treasury share	Original proposal received
		Composition of Outside Director Candidate Nominating Committee	Composition of committee
Second	Feb. 20, 2014	KT business plan for 2014	Original proposal approved
		Recommendation of Audit committee’s candidate	Original proposal approved
		Agreement on the recommendation of non-independent Directors	Original proposal approved
		Long-term performance incentives provided for 2013	Original proposal approved
		Report of financial management plan for 2014	Original proposal received
		Notice of Annual General Meeting for the 32nd term	Original proposal approved
		Approval of financial statements( separate and consolidated) of the 32nd term	Original proposal received
		Business reports of the 32nd term	Original proposal approved
		Report on operational condition of the internal accounting management system	Original proposal received
		Audit committee’s report on operational condition of internal accounting management system	Original proposal received
		Limit on Remuneration of Directors for 2014	Original proposal approved
		Standards and Method of Payment on Remuneration of CEO and Internal Directors	Original proposal approved
		Limit on Remuneration of Executive Director for 2014	Original proposal approved
Third	March. 15, 2014	Report and Announcement of Completion of Spilt off and Merger of KT Capital	Original proposal approved
Fourth	March. 21, 2014	Appointment of the Chairman of the Board of Directors and the proposal on the organization of committees under the Board of Directors	Chairman of BOD and members of committees appointed
		Plan for Corporate Sustainability Management of the 2014	Original proposal approved
Fifth	April 24, 2014	Disposal of Treasury Share for stock based compensation for 2013	Original proposal approved
		Proposal on disposition of treasury shares for long-term performance based incentive payment for 2014	Original proposal approved
		Processing for paid long term incentive	Revised proposal approved
Sixth	April 30, 2014	Amendment of KT business plan for 2014	Original proposal approved
		Report of financial statements( separate and consolidated) of the 1Q 2014	Original proposal received
		Reports of inspection results in accordance with corporate compliance control standards	Original proposal received

Seventh	June. 27, 2014	Official sponsor of the 2018 Pyeongchang Winter Olympics telecommunications sector participation	Original proposal approved
Eighth	July. 24. 2014	Report of financial statements( separate and consolidated) of the 2Q 2014	Original proposal received
		Report of transaction with other corporate which is less than 15 billion	Original proposal received
		Improvement of supporting for law cost for Directors and executive management	Original proposal approved
Ninth	Oct. 1. 2014	Seoul Project	Original proposal approved
Tenth	Oct. 30. 2014	Report of financial statements( separate and consolidated) of the 3Q 2014	Original proposal received
		Proposal on donation to labor welfare fund in 2013	Original proposal approved
		Proceed of Project S	Original proposal approved
Eleventh	Dec. 11. 2014	Strategy for Mid-term and KT business plan for 2015	Original proposal approved
		Proceed of Project Taeback	Original proposal approved
		Composition of Outside Director Candidate Nominating Committee	Composition of committee

(3) The Status of Committees under the Board of Directors

(a)	Organization of the Committees under the Board of Directors (as of March 27, 2015)

Title	Organization	Name	Purpose of Establishment and Authority	Note (Prior to 33rd AGM)
CEO Recommendation Committee	All(8) Outside Directors & 1 Inside Director	Recommendation of CEO candidates to the general meeting (Article 32 of Articles of Incorporation)
Corporate Governance Committee	4 Outside Directors, & 1 Inside Director	Suk-Gwon Chang (Chairperson) Sang Kyun Cha, Do-Kyun Song, Dae-Keun Park, Jeong Tae Park	Improvement of Corporate Governance	Suk-Gwon Chang (Chairperson) Sang Kyun Cha, Do-Kyun Song, Dae-Keun Park
Outside Director Candidate Recommendation Committee	5 Outside Directors, & 1 Inside Director	Recommendation of Outside candidates to the general meeting (Commercial Law §542: 8 ) ø See V. 1.(4) Independence of the Board of Directors for the Outside Director Candidate Recommendation Committee
Audit Committee	4 Outside Directors,	Jong-Goo Kim (Chairperson) Sang Kyun Cha, Dae-Keun Park, Dong-Wook Chung	Audit Committee installation according to Commercial Law §542: 11 (Audit Committee) 1st article ø See V. 2. Audit Committee	Jong-Goo Kim (Chairperson) Keuk Je Sung, Sang Kyun Cha, Pil Hwa Yoo
Evaluation & Compensation Committee	4 Outside Directors	Chu-Hwan Yim (Chairperson) Do-Kyun Song, Suk-Gwon Chang, Daiwon Hyun	Management Agreement with the CEO and Assessment	Chu-Hwan Yim (Chairperson) Do-Kyun Song, Pil Hwa Yoo , Suk-Gwon Chang
Executive Committee	3 Inside Directors	Chang-Gyu Hwang (Chairperson), Heon Moon Lim, Jeong Tae Park	Management and financial matters authorized by the Board of Directors	Chang-Gyu Hwang (Chairperson) Heon Moon Lim
Related-party Transaction Committee	4 Outside Directors	Dong-Wook Chung (Chairperson) Jong-Goo Kim, Chu-Hwan Yim, Daiwon Hyun	Internal transactions that require resolution by the Board of Directors as stipulated by the ‘Antitrust Regulation and Fair Trade Law’ and ‘Securities and Exchange Act’	Keuk-Je Sung (Chairperson) Jong-Goo Kim, Chu-Hwan Yim, Dae-Keun Park

ø	Inside director Hoon Han resigned on January 27, 2015.
ø	Outside Director Dong-Wook Chung, Daiwon Hyun and Inside Director Jeong Tae Park newly appointed on March 27, 2015.

(b)	Activities of the Committees under the Board of Directors

•	CEO Recommendation Committee : 2014 CEO Recommendation Committee was not configured.

•	Corporate Governance Committee

Outside Director
			Suk-Gwon Chang	Do Kyun Song	Sang Kyun Cha	Dae-Geun Park
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date	Agenda	Results of discussion	Voting Result
July 21, 2014	Report for Improvement of supporting for law cost for Directors and executive management	Original proposal accepted	For	For	For	For

•	Evaluation & Compensation Committee

Outside Director
			Jong-Hwan Song	Chun Ho Lee	Keuk Je Sung
			Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date	Agenda	Results of discussion	Voting Result
Feb. 19, 2014	Proposal on the limit on remuneration of Directors for 2014	Original proposal Received	For	For	For
	Proposal on remuneration standards and payment methods for CEO and Standing Directors	Original proposal Received	For	For	For
	Result of CEO management assessment for 2013	Original proposal approved	For	For	For
	Report of payment of Long-term incentive for 2013	Original proposal Received	For	For	For
March 6, 2014	CEO management goal for 2013	Original proposal approved	For	For	For

•	Executive Committee

Inside Director
			Chang-Gyu Hwang	Hyun Myoung Pyo
			Attendance 100%	Attendance 100%
Meeting Date	Agenda	Results of discussion	Voting Result
Feb. 6, 2014	KT Handset Account Receivable Selling Plan for 2014	Original proposal approved	For	For
Feb 13, 2014	Plan for issuance of 186th corporate bonds	Original proposal approved	For	For
Feb 19, 2014	Revision of branches name	Original proposal approved	For	For

Inside Director
			Chang-Gyu Hwang	Hoon han	Heon Moon Lim
			Attendance 100%	Attendance 100%	Attendance 100%
Meeting Date	Agenda	Results of discussion	Voting Result

March. 27, 2014	Plan for issuance of 1st foreign corporate bonds for 2014	Original proposal approved	For	For	For

June 2, 2014	Proposal of donation for ‘Sewol Ho’	Original proposal approved	For	For	For

June 13, 2014	Plan for issuance of 186th corporate bonds	Original proposal approved	For	For	For

July 3, 2014	Proposal of donation in kind for ‘Support for Sewol Ho accident’	Original proposal approved	For	For	For

Aug 7, 2014	Support of WD(Wireddifferently)	Original proposal approved	For	For	For

Aug 14, 2014	Plan for issuance of 187th corporate bonds	Original proposal approved	For	For	For

Sep 25, 2014	Donation of financial fund for Study of Human Body safety against the mobile electromagnetic	Original proposal approved	For	For	For

Oct 8, 2014	Proposal on investment to Partnership Business for Large & Mid-Small Company’s productivity Innovation	Original proposal approved	For	For	For

Oct 23, 2014	Proposal of Selling West-Pusan Branch Building	Original proposal approved	For	For	For

Dec 4, 2014	Donation of financial investment for Large & Mid-Small Company’s foreign exhibition	Original proposal approved	For	For	For

•	Related-Party Transaction Committee : Related-Party Transaction Committee was not configured

(4) Independence of the Board of Directors

(a)	Independence of appointing BOD members

In order to secure independence and transparency, all candidates to the Board of Directors should be selected and must receive approvals from the general meeting of shareholders. Also, the outside research and advisory service may be conducted if necessary.

(b)	Appointment of new Directors

Name	Expertise	Recommendation	Committees	Inside trading, relationship with major shareholders
Dong-Wook Chung	Law	Outside Director Candidate Recommendation Committee	Related-party Transaction Committee	Law Firm Kim¸ Choi & Lim in 2014 (1 transaction)
Daiwon Hyun	Media Business	Outside Director Candidate Recommendation Committee	Evaluation & Compensation Committee / Related-party Transaction Committee	No

(c)	Establishing separate committee to appoint new directors

Name	Whether Outside Director	Note
Sang Kyun Cha	O	The number of Outsider Directors should be more than 50%
Do Kyun Song	O
Jong-Gu Kim	O
Chu-Hwan Yim	O
Dae-Geun Park	O
Heon Moon Lim	X

•	Outside Director Candidate Recommendation Committee

Independent and Non-Executive Directors
			Sang Kyun Cha	Do Kyun Song	Jong-Gu Kim	Chu-Hwan Yim	Dae-Geun Park
			Attendance 100%	Attendance 100%	Attendance 100%	Attendance 50%	Attendance 100%
Meeting Date	Agenda	Results of discussion	Voting Results
Jan. 29, 2015	Proposal on Operation plan for Outside Director Candidate Recommendation Committee	Original proposal approved	For	For	For	Absent	For

Feb. 23, 2015	Finalization of Outside Director candidates	Original proposal approved	For	For	For	For	For

(5) Expertise of Outside Directors

(a) Supportive team for Outside Directors

•	Corporate Governance Team at the Management Planning Department.

(b) Education for outside directors in 2014

•	Programs provided by Korea Directors Association(3.11): Jong-Gu Kim, Chu-Hwan Yim, Pil Hwa Yoo, Suk-Gwon Chang and Dae-Geun Park

2. Audit Committee

(1) Personal Information of Members of the Audit Committee

(as of March 27, 2015)
Name	Experience	Note
Jong-Goo Kim	• Ph.D.in Law, College of Law, Dongguk University • Director of the Seoul Supreme Prosecutors’ Office • The 46th Minister of Ministry of Justice • Corporation lawyer of New Dimension Law Group	Outside Director

Sang Kyun Cha	• Ph.D. in database systems, Stanford University • Professor of Seoul National University (present)	Outside Director

Dae-Geun Park

•    Ph.D., Economics, Harvard University

•    Professor of the College of Economics and Finance, Hanyang University

•    Chief of the Economic Research Institute, Hanyang University

•    Chairman, Financial Development Council, Financial Services Commission

Outside Director

Dong-Wook Chung

•    Seoul National University, Graduate School of Law, LL.M., Seoul, Korea

•    Chief Prosecutor, Bucheon Branch of the Incheon District Prosecutors’ Office

•    Prosecutor, Seoul High Prosecutors’ Office

•    Senior Counsel, Law Firm Kim¸Choi & Lim

Outside Director

(Prior to March 27, 2015)
Name	Experience	Note
Jong-Goo Kim	• Ph.D.in Law, College of Law, Dongguk University • Director of the Seoul Supreme Prosecutors’ Office • The 46th Minister of Ministry of Justice • Corporation lawyer of New Dimension Law Group	Outside Director

Sang Kyun Cha	• Ph.D. in database systems, Stanford University • Professor of Seoul National University (present)	Outside Director

Keuk Je Sung

•    Ph.D., Economics, Northwestern University

•    Senior Representative to WTO negotiations

•    Secretary General, Chairman of Board of Directors, ASEM-DUO Fellowship Program

•    Professor, Graduate School of International Studies, Kyung Hee University (present)

Outside Director

Pil Hwa Yoo

•    Ph.D., Business Administration, Harvard University

•    Standing Director, The Korean-Japanese Economics & Management Association

•    Vice-President, Korean Academic Society of Business Administration

•    (Present) : Dean of Sungkyunkwan Graduate School of Business, Sungkyunkwan University (present)

Outside Director

(2) Independence of Audit Committee

The Audit Committee is established within the Board of Directors a and members of the audit committee are appointed at the shareholders’ meeting. The Audit Committee is composed of four Outside Directors. Among the members, Pil Hwa Yoo is the financial expert.

The Audit Committee performs its duties and accounting work independently. If necessary, the Audit Committee and its members have the right to report on the company’s business and investigate the company’s financial status.

(3) Major Activities of the Audit Committee (Auditor)

Order	Date	Subject	Result of Discussion
First	Jan. 8, 2014	Report of result of Extraordinary shareholders’ meeting agenda and papers reporting research	Original proposal accepted
		Pre-approval of non-audit service of external auditor for consolidated company	Original proposal approved
Second	Feb. 19, 2014	Report on operating result of internal accounting management system for fiscal year 2013	Original proposal accepted
		approval on remuneration for non-audit services of external auditors	Original proposal approved
		Approval of appointment for Internal Audit Officer	Original proposal approved
		Report of final audit for fiscal year 2013	Original proposal accepted
		Report on operational condition of internal accounting management system for fiscal year 2013 (prepared by audit committee)	Original proposal approved
		Report on audit records for 2013 and audit plan for 2014	Original proposal accepted
Third	Mar. 6, 2014	Report on agenda of the 32nd annual general meeting of shareholders and result on document review	Original proposal accepted
		Audit report for the annual general meeting of shareholders for the 32rd term	Original proposal accepted
		Evaluation report on operational status of internal compliance device of the audit committee	Original proposal accepted
Fourth	Mar. 21, 2014	Appointment of the chairman of Audit committee	Chairman of committees appointed
		Approval of remuneration for audit and non-audit services of independent auditor of consolidated companies for fiscal year 2014	Original proposal approved
Fifth	April. 11, 2014	Report on filing of Form 20-F for consolidated fiscal year 2013 Financial Statement	Original proposal accepted
		Report on filing of Form 20-F for consolidated operational condition of internal accounting management system for fiscal year 2013	Original proposal accepted
Sixth	Apr. 24, 2014	Report on statement(Separate and Consolidate) of accounts for the first quarter of fiscal year 2014	Original proposal accepted
Seventh	July. 24, 2014	Report on statement(Separate and Consolidate) of accounts for the Second quarter of fiscal year 2014	Original proposal accepted
		Report on accounts for the first half of fiscal year 2014(KT stand-alone and consolidated basis)	Original proposal accepted
		Report of audit performance for the first half of fiscal year 2014 and audit plan for second half of fiscal year 2014	Original proposal accepted
Eighth	Oct. 30, 2014	Report on statement(Separate and Consolidate) of accounts for the third quarter of fiscal year 2014	Original proposal accepted
		Approval of remuneration for non-audit service of independent auditor for consolidated company(KT Skylife)	Original proposal approved

3. Matters on Shareholder’s Exercise of Voting Rights

(1) Adoption of Cumulative Voting System

Automatic introduction of the cumulative voting system was implemented following the completion of the privatization process in 2002.

(2) Adoption of the Written Voting System or Electronic Voting

Adoption of the written voting system in accordance with the changes in the Articles of Incorporation at the 23rd General Meeting of Shareholders (March 11, 2005).

4. Equity Investments

[As of December 31, 2014]							(Units: In Share, Won million, %)
Name of Company or Item	Beginning Balance			Increase (Decrease)			Ending Balance			Financial Facts (Latest fiscal year)
	Number of Shares	Equity Ratio	Book Value	Acquisition (disposal)		Valuation	Number of Shares	Equity Ratio	Book Value	Total Assets	Net Profits
				Shares	Amounts
KT Powertel Co. Ltd.	7,771,418	44.8%	37,419	—	—	—	7,771,418	44.8%	37,419	157,330	5,368
KT E&S	2,000,000	100.0%	48,684	-1,000,000	—	-48,684	1,000,000	100.0%	—	200,137	-124,607
KT Linkus co., Ltd.	2,941,668	93.8%	6,282	—	—	—	2,941,668	93.8%	6,282	70,718	1,076
KT Submarine	1,617,000	36.9%	24,370				8,085,000	36.9%	24,370	11,877	9,018
KT Capital Co., Ltd.	36,651,949	83.6%	267,092	-13,534,202	-94,658	—	23,117,747	83.6%	172,434	1,975,001	30,795
KT Rental Co., Ltd.	5,698,768	58.0%	156,957	—	—	—	5,698,768	58.0%	156,957	2,517,841	40,003
KT Telecop Co. Ltd.	5,765,911	86.8%	26,045	—	—	—	5,765,911	86.8%	26,045	305,988	-6,576
KT Skylife	23,908,000	50.0%	311,696	—	—	—	23,908,000	50.0%	311,696	670,211	55,553
Softnix Co. Ltd.	360,000	77.4%	1,810	—	—	—	360,000	77.4%	1,810	213	-1,029
KT New Business Investment Fund No. 1	200	90.9%	20,112	—	—	—	200	90.9%	20,112	14,130	-2,598
KT Data System Co., Ltd.	2,400,000	95.3%	19,616	—	—	—	2,400,000	95.3%	19,616	91,233	-13,609
Gyeonggi- KT Green Growth Investment Association	122	40.3%	12,167	—	-1,125	—	122	40.3%	11,042	20,527	-2,687
KT Capital Media Contents Investment Fund No. 2	3,043	43.5%	3,045	—	—	—	3,043	43.5%	3,045	5,801	-585
KT oic	6,100,000	79.2%	5,883	-6,100,000	-5,883	—	0	0.0%	—	—	—
KT Estate	15,848,819	100.0%	1,081,808	—	2,714	—	15,848,819	100.0%	1,084,522	1,468,701	13,015
KT Strategic Investment Fund No. 1	200	90.9%	20,000	—	—	—	200	90.9%	20,000	12,405	-1,730
Korea HD Broadcasting	6,000,000	14.8%	3,000	—	—	—	6,000,000	14.8%	3,000	38,644	519
KT-SB Data Services	3,774,000	51.0%	18,870	—	—	—	3,774,000	51.0%	18,870	25,094	-3,960
KT cloudware	3,295,287	86.2%	28,600	-3,295,287	-28,600	—	0	0.0%	—	—	—
Enswers	17,861	35.5%	15,957	—	-10,627	—	17,861	35.5%	5,330	7,260	-4,346
Centios	266,667	82.8%	13,984	800,001	—	—	1,066,668	82.8%	13,984	28,370	-4,131
H&C Network	8,903	1.0%	848	—	—	—	8,903	1.0%	848	87,402	1,670
Ustream Korea	509,532	51.0%	2,548	173,633	868	—	683,165	51.0%	—	634	-1,313
KT innoedu	1,749,000	48.4%	7,775	—	—	—	1,749,000	48.4%	—	8,761	-7,291
KT Hitel	22,750,000	65.9%	120,078	—	—	—	22,750,000	63.7%	120,078	229,777	12,433
KT Commerce, Inc.	266,000	19.0%	1,782	—	—	—	266,000	19.0%	1,782	119,297	4,610
KT mhows Co., Ltd.	510,000	51.0%	3,344	—	—	—	510,000	51.0%	3,344	22,846	-5,626
KT M&S Co., Ltd.	47,400,000	100.0%	124,564	—	—	—	47,400,000	100.0%	124,564	281,787	6,391
KT Music Co., Ltd.	20,904,514	57.8%	37,417	—	—	—	20,904,514	57.8%	37,417	83,386	3,240
Sidus FNH Co.	5,797,000	72.4%	7,022	-5,797,000	-7,022	—	0	0.0%	—	—	—
Nasmedia Co., Ltd	3,742,406	51.4%	23,051	—	—	—	3,742,406	45.4%	23,051	97,502	7,956
KT media hub	1,000,000	100.0%	80,000	—	—	—	1,000,000	100.0%	80,000	172,621	14,054
KT sat	10,000,000	100.0%	390,530	—	—	—	10,000,000	100.0%	390,530	480,689	30,016
BestPartners	300,000	100.0%	1,500	—	—	—	300,000	100.0%	1,500	113	-753
KT Strategic Investment Fund No. 2	100	90.9%	10,000	—	—	—	100	90.9%	10,000	9,534	-1,842
KT Tech	5,146,962	93.8%	—	-5,146,962	—	—	—	—	—	—	—
T-On telecom	1,840,000	100.0%	9,200	280,000	1,400	-9,200	2,120,000	100.0%	1,400	2,543	-1,802
KT -Music Contents Investment fund no. 1	2,450,000,000	23.3%	2,450	—	—	—	2,450,000,000	23.3%	2,450	10,573	-74
KT Sprorts	1,200,000	60.0%	6,000	6,000	—	—	1,200,000	60.0%	6,000	15,753	-34,986
KT -Michigan Global Contents Fund	3,140	49.1%	3,140	—	—	—	3,140	49.1%	3,140	5,610	-617
Autopion	400,000	100.0%	2,000	—	—	—	400,000	100.0%	2,000	5,791	662
Korea Telecom America, Inc. (USA)	6,000	100.0%	4,064	—	—	—	6,000	100.0%	4,064	5,510	-3,179
Korea Telecom Japan Co., Ltd. (Japan)	12,856	100.0%	3,995	29,820	13,981	—	42,676	100.0%	17,976	16,551	-22,769
Korea Telecom China Co., Ltd. (China)	—	100.0%	2,160	—	—	—	0	100.0%	2,160	1,011	-25
KT Dutch B.V	82,614	60.0%	36,275	133,823	15,108	—	216,437	100.0%	51,383	45,203	462
PT. KT Indonesia	198,000	99.0%	108	—	—	—	198,000	99.0%	108	32	1
KT Belgium	36,049,999	99.9%	38,345	30,000,000	31,116	—	66,049,999	99.9%	69,461	72,405	-192
KT ORS	89,999	99.9%	96	1,740,000	1,865	—	1,829,999	99.9%	1,961	1,932	-82

VI. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

1. Directors

Name	Position	Director Since	Date of Birth	Expiration of Term of Office
Inside Directors (1)
Chang-Gyu Hwang	Chief Executive Officer	January 2014 (2)	January 23, 1953	2017 AGM
Heon Moon Lim	Senior Executive Vice President	March 2014	November 15, 1960	2016 AGM
Jeong Tae Park	Senior Executive Vice President	March 2015	December 10, 1959	2016 AGM
Outside Directors (1)
Do Kyun Song	Chairperson of the Board of Directors, Advisor, Bae, Kim & Lee LLC	March 2013	September 20, 1943	2016 AGM
Sang Kyun Cha	Professor, Department of Electrical and Computer Engineering, Seoul National University	March 2012	February 19, 1958	2016 AGM
Jong-Goo Kim	Of Counsel, New Dimension Law Group	March 2014	July 7, 1941	2017 AGM
Chu-Hwan Yim	Honorary President, Korean Institute of Communications and Information Sciences	March 2014	February 9, 1949	2016 AGM
Suk-Gwon Chang	Professor, Department of Business Administration, Hanyang University	March 2014	February 21, 1956	2018 AGM
Dae-Keun Park	Professor, Department of Economics and Finance, Hanyang University	March 2014	March 15 1958	2017 AGM
Dong-Wook Chung	Senior Counsel, Law Firm Kim¸ Choi & Lim	March 2015	August 22, 1949	2018 AGM
Daiwon Hyun	Chairman, Korea Digital Content Industry Forum	March 2015	August 1, 1964	2018 AGM

(1)	All of our inside and outside directors beneficially own less than one percent of the issued shares of KT Corporation in the aggregate.
(2)	On November 12, 2013, Mr. Suk-Chae Lee resigned from his position as the President and Chief Executive Officer of KT Corporation. Mr. Chang-Gyu Hwang’s appointment as the new Chief Executive Officer was approved at an extraordinary general meeting of shareholders held on January 27, 2014.

2. Senior Management

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Kyu-Shik Shin	Senior Executive Vice President, Enterprise Sales Business Group	December 2014	4	June 7, 1957
Seong-Mook Oh	Senior Executive Vice President, Network Group	January 2014	29	August 20, 1960
Kyu-Taek Nam	Senior Executive Vice President, Marketing Group	January 2014	29	February 06, 1061
Ki-Chul Kim	Senior Executive Vice President, IT Planning Group	December 2014	10	January 1, 1955
In-Sung Jun	Senior Executive Vice President, Corporate Relationship Group	January 2014	33	October 9, 1958
Hyeon-Mo Ku	Senior Executive Vice President, CEO Office	December 2014	28	January 13, 1964
Myung-Beom Pyun	Executive Vice President, Customer Group, Busan Sales Headquarter	December 2014	18	June 19, 1960
Jong-Jin Chae	Executive Vice President, Enterprise Sales Business Group, Enterprise Business Consulting Unit	December 2014	28	June 25, 1961
Cha-Hyun Yoon	Executive Vice President, Network Group, Gangbuk Network Operation Business Unit	December 2014	30	December 2, 1961
Kook-Hyun Kang	Executive Vice President, Marketing Group, Marketing Strategy Business Unit	December 2014	26	September 8, 1963
Hae-Jung Park	Executive Vice President, Marketing Group, IMC Center	December 2014	8	May 23, 1963
Dong-Myun Lee	Executive Vice President, Institute of Convergence Technology	January 2014	24	October 15, 1962
Mun-Whan Lee	Executive Vice President, Corporate Planning Group	December 2014	26	October 1, 1963
Kwang Suk Shin	Executive Vice President, Corporate Planning Group, Financial Office	December 2014	26	January 5, 1960
Soo-Jung shin	Executive Vice President, Corporate Planning Group, Data & Information Security Unit	August 2014	1	August 10, 1965
Dong-Su Yi	Executive Vice President, Corporate Planning Group, Brand Management Center	February 2015	0	August 26, 1961

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Dae-San Lee	Executive Vice President, Management Support Group	December 2014	28	January 10, 1961
Heon-Yong Park	Executive Vice President, Corporate Relationship Group, Corporate Relationship & Coorporation Office	December 2014	21	August 15, 1961
Yeong-Ik Choi	Executive Vice President, Corporate Relationship Group, Corporate Relationship & Support Office	September 2014	20	January 5, 1961
Kyoung-Lim Yun	Executive Vice President, Future Convergence Business Office	December 2014	5	June 14, 1963
Yoon-Young Park	Executive Vice President, Future Convergence Business Office, Future Business Development Unit	December 2014	19	April 18, 1962
Cheol-Soo Kim	Executive Vice President, Customer Value Management Office	September 2014	1	February 7, 1963
Sang-Bong Nam	Executive Vice President, Legal & Ethics Office, Legal Affairs Center	January 2014	2	October 19, 1963
In-Hoe Kim	Executive Vice President, CEO Office, Department 2	December 2014	1	June 25, 1964
Jin-Chul Kim	Senior Vice President, Customer Group, Customer Planning Business Unit	December 2014	26	May 25, 1962
Hyon-Seog Lee	Senior Vice President, Customer Group, Sales Operation Business Unit	December 2014	23	March 10, 1962
Young-Ho Kim	Senior Vice President, Customer Group, Sales Operation Business Unit, Mobile Sales Department	December 2014	18	September 3, 1966
Hong-Jae Lee	Senior Vice President, Customer Group, Biz Customer Business Department	December 2014	30	August 29, 1962
Kyeong-Weon Park	Senior Vice President, Customer Group, Fieldwork Support Unit	December 2014	26	June 25, 1963
Sang-Keun Ahn	Senior Vice President, Customer Group, Northern Seoul Sales Headquarter	December 2014	16	September 10, 1962
Jae-Hyeon Kim	Senior Vice President, Customer Group, Southern Seoul Sales Headquarter	December 2014	18	September 26, 1962
Hee-Youp Chang	Senior Vice President, Customer Group, Western Seoul Sales Headquarter	December 2014	29	October 1, 1959
Kyoung-Il Kim	Senior Vice President, Customer Group, Daegu Sales Headquarter	March 2015	18	May 25, 1967
Yang-Hwan Ryoo	Senior Vice President, Customer Group, Jeonnam Sales Headquarter	December 2014	37	October 12, 1958
Man-Soo Oh	Senior Vice President, Customer Group, Jeonbuk Sales Headquarter	December 2014	27	February 9, 1961
Hyeong-Chul Park	Senior Vice President, Customer Group, Chungnam Sales Headquarter	December 2014	29	February 2, 1962
Jong-Jin Barg	Senior Vice President, Customer Group, Chungbuk Sales Headquarter	December 2014	23	August 14, 1963
Dae-Gi Gong	Senior Vice President, Customer Group, Gangwon Sales Headquarter	December 2014	28	March 13, 1960
Sang-Yong Lee	Senior Vice President, Enterprise Sales Business Group, Enterprise Business Consulting Unit, ICT Convergence Business Consulting Department	December 2014	4	December 23, 1967
Ki-Jong Moon	Senior Vice President, Enterprise Sales Business Group, Enterprise Business Performing Unit	December 2014	38	September 30, 1957
Yoon-Sik Jeong	Senior Vice President, Enterprise Sales Business Group, Enterprise Business Consulting Unit	December 2014	6	September 30, 1964
Hee-Kyoung Song	Senior Vice President, Enterprise Sales Business Group, Public Customer Business Unit	December 2014	2	July 24, 1964
Hyung-Joon Kim	Senior Vice President, Enterprise Sales Business Group, Pyung-Chang Winter Olympic Games Business Unit	December 2014	19	November 2, 1963
Chang-Seok Seo	Senior Vice President, Network Group, Network Strategy Unit	December 2014	21	July 5, 1967
Hyun-Meen Jung	Senior Vice President, Network Group, Network Strategy Unit, Access Network Building Department	December 2014	29	November 5, 1960
Cheol-Gyu Lee	Senior Vice President, Network Group, Network Operation & Maintenance Unit	January 2014	29	August 24, 1960

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Jae-Yoon Park	Senior Vice President, Network Group, Network Technology Support Unit	December 2014	29	December 18, 1960
Mi-Na Oh	Senior Vice President, Network Technology Support Unit, Core Net Support Department	December 2014	21	April 11, 1969
Young-Sik Kim	Senior Vice President, Network Group, Gangnam Network Operation & Maintenance Headquarter	April 2014	25	March 15, 1961
Ho-Won Moon	Senior Vice President, Network Group, Busan Network Operation & Maintenance Headquarter	April 2014	29	January 7, 1959
Hee-Kwan Ryu	Senior Vice President, Marketing Group, GiGA Business Unit	April 2015	22	July 2, 1962
Pill-Jai Lee	Senior Vice President, Marketing Group, Media Business Unit	April 2015	27	October 3, 1961
Sun-Woo Lee	Senior Vice President, Marketing Group, Enterprise Solution Business Unit	December 2014	24	January 17, 1966
Hyeon-Seuk Lee	Senior Vice President, Marketing Group, Device Business Unit	December 2014	18	November 12, 1966
Hye-Jeong Yun	Senior Vice President, Marketing Group, Service Development Business Unit	December 2014	24	June 12, 1966
Young-Myoung Kim	Senior Vice President, Institute of Convergence Technology, Research Support Department, ICT Cooperation Team	January 2014	26	November 13, 1961
Hong-Beom Jeon	Senior Vice President, Institute of Convergence Technology, Infra Laboratory	January 2014	24	October 3, 1962
Sook-Kyung Sung	Senior Vice President, Institute of Convergence Technology Infra Laboratory, Intellectual Property Right Department	January 2014	15	November 18, 1964
Seong-Choon Lee	Senior Vice President, Institute of Convergence Technology, Service Laboratory	January 2014	30	March 28, 1960
Gyung-Pyo Hong	Senior Vice President, Institute of Convergence Technology, Convergence Laboratory	December 2014	28	June 10, 1962
Jae-Ho Jang	Senior Vice President, IT Planning Group, IT Strategy & Planning Department	December 2014	2	July 12, 1962
June-Keun Kim	Senior Vice President, IT Planning Group, Business Infrastructure Department	December 2014	5	November 12, 1966
Jeong-Min Woo	Senior Vice President, IT Planning Group, Next Generation System Development Unit	December 2014	20	February 25, 1964
Jong-Ook Park	Senior Vice President, Corporate Planning Group, Strategy & Planning Office	December 2014	22	January 24, 1962
Dong-Seope Park	Senior Vice President, Corporate Planning Group, Strategy & Planning Office, Strategy & Planning Department	January 2014	30	November 5, 1961
Sang-Wook Seo	Senior Vice President, Corporate Planning Group, Strategy Investment Department	June 2014	3	January 26, 1972
Jung-Yong Moon	Senior Vice President, Corporate Planning Group, Strategy & Planning Office, Affiliate Management Department 1	December 2014	21	August 24, 1962
Won-Sic Hahn	Senior Vice President, Corporate Planning Group, Procurement Cooperation Office	December 2014	30	October 26, 1960
Kyung-Joon Lee	Senior Vice President, Corporate Planning Group, Procurement Cooperation Office, Procurement Strategy Department	December 2014	24	June 2, 1963
Kong-Hwan Lee	Senior Vice President, Management Support Group, Human Resources Office	December 2014	20	September 20, 1966
Dong-Kwang Kim	Senior Vice President, Management Support Group, Human Resources Office	March 2015	20	March 23, 1962
Young-Sik Park	Senior Vice President, Management Support Group, Human Resources Office	December 2014	37	April 9, 1957
Young-Hyun Kim	Senior Vice President, Management Support Group, Human Resources Office	December 2014	37	December 19, 1958
Hyun-Yok Sheen	Senior Vice President, Management Support Group, Management Support Office	January 2014	22	August 25, 1968

Name (1)	Title and Responsibilities	Current Position Held Since	Years with the Company	Date of Birth
Sung-Q Lee	Senior Vice President, Management Support Group, Management Support Office, Labor Relations Department 1	December 2014	25	December 24, 1965
Jun-Su Jeong	Senior Vice President, Management Support Group, Corporate Culture Office	May 2014	23	November 2, 1962
Young-Min Choi	Senior Vice President, Management Support Group, KT Group HR Development Academy	January 2015	0	September 8, 1961
Young-Suk Jeon	Senior Vice President, Management Support Group, KT Group HR Development Academy Educational Dispatch	February 2015	23	December 14, 1963
Han-Sup Lee	Senior Vice President, Management Support Group, KT Group HR Development Academy Educational Dispatch	February 2015	19	March 6, 1966
Sung-Kyu Yang	Senior Vice President, Management Support Group, KT Group HR Development Academy Educational Dispatch	February 2015	27	March 14, 1962
Dae-Su Park	Senior Vice President, Corporate Relation Group, Economics & Management Research Institute	December 2014	26	October 28, 1963
Hee-Su Kim	Senior Vice President, Corporate Relation Group, Economics & Management Research Institute	December 2014	4	October 15, 1962
Seung-Yong Lee	Senior Vice President, Corporate Relation Group, Creative Economic Initiative Center	December 2014	22	May 18, 1964
Young-Ho Oh	Senior Vice President, Public Relations Office	March 2014	17	September 16, 1962
Jae-Ho Song	Senior Vice President, Future Convergence BUsiness Office, Future Business Strategy Department	December 2014	22	March 26, 1966
Seong-Hoon Kim	Senior Vice President, Future Convergence BUsiness Office, Smart Energy Business Unit	December 2014	2	September 29, 1964
Yi-Shik Kim	Senior Vice President, Future Convergence Business Office, Big Data Center	December 2014	2	October 16, 1968
Tae-Sung Lim	Senior Vice President, Global Business Unit	December 2014	24	March 4, 1963
Hwa Jung	Senior Vice President, Customer Value Management Office, In-House Consulting Unit	December 2014	26	August 10, 1964
Weon-Kyung Kim	Senior Vice President, Legal & Ethics Office, Corporate Audit Center	December 2014	24	June 15, 1963
Keum-Seok Shin	Senior Vice President, Legal & Ethics Office, Corporate Audit Center, Corporate Audit Department 2	December 2014	25	February 18, 1965
Byung-Sam Park	Senior Vice President, Legal & Ethics Office, Legal Affairs Center, Legal Department 1	April 2014	2	October 13, 1966
Sang-Kwi Chang	Senior Vice President, Legal & Ethics Office, Legal Affairs Center, Legal Department 2	May 2014	1	July 12, 1968
Hyoung-Wook Kim	Senior Vice President, CEO Office Department 1	December 2014	18	April 24, 1963
Kyung-Keun Yoon	Senior Vice President, CEO Office Department 2	December 2014	19	January 14, 1963
Jong-Jin Yoon	Senior Vice President, CEO Office Department 3	February 2015	0	February 9, 1964

(1)	All of our executive officers beneficially own less than one percent of the issued shares of KT Corporation in the aggregate

3. Current Status of Employees

	(Unit: Persons, Years, Won million)
Type	Number of Employees			Average Years in Continuous Service	Total Payroll	Average Payroll per Person	Note
	General	Other	Total
Total	22,663	708	23,371	18.5	1,551,714	70

➢	Number of employees as of December 31, 2014 (excluding executive directors).

➢	Average years in continuous services: Calculated using aggregate years of service of employees as of December 31, 2014 divided by number of employees as of December 31, 2014.

➢	Average payroll per person: Calculated using yearly average number of employees (22,233 employees).

*	Average payroll per person = total payroll amount / yearly average number of employees.

4. Remuneration to Executive Officers

(1)	Remuneration paid to Directors (including Outside Directors) and Members of the Audit Committee (Auditors)

	(Unit: Won million)
Category	Total Amount Paid	Amount Approved by the General Meeting of Shareholders	Average Amount Paid per Person	Fair Value of Stock Option	Weight	Reference
2 Inside Directors	2,368	5,900	1,184	—	—	—
8 Outside Directors	617		69	—	—	—

➢	The total amount paid and the average amount paid per person include the compensation for directors who resigned in 2014.

➢	The amount paid for Inside directors includes retirement benefits for directors who resigned in 2014.

(2) Grant and Exercise of Stock Option

*	Not applicable as of December 31, 2014.